UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-K/A
Amendment No. 2
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  February 11, 2011

AMERICAN RETAIL GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

Nevada	000-53244	13-1869744
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

2770 S. Maryland Pkwy, Ste 314, Las Vegas, Nevada 89109
(Address of Principal Executive Offices)

Registrant's telephone number, including area code:  (702) 731-3535.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment No. 2 on Form 8-K/A to our Current Report on Form 8-K (the “Original Form 8-K”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2011 and amended on March 31, 2011, is being filed to include the restated audited financials statements of American Retail Group, Inc. for the fiscal year ended December 31, 2010 and to update the respective disclosure. The restatement was primarily due to the application of the beneficial conversion feature in connection wuth the notes issued by ARG in 2010, and allocation of Gros purchase price according to an independent party appraisal.

This Original Form 8-K was filed in connection with the acquisition of a new business, which closed on February 11, 2011, through which we acquired 100% of the stock of American Retail Group, Inc. which owns 100% of the mstock of TOO “SM Market Retail,” a limited liability company organized under the laws of Kazakhstan which operates a chain of supermarkets in Kazakhstan. We refer to the transaction through which we acquired American Retail Group, Inc. as the “Reverse Acquisition.”

Through the Reverse Acquisition, we ceased to be a shell company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Use of Defined Terms

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to "tenge" are to the Kazakhstani tenge. According to the currency exchange website www.xe.com, on March 30, 2011, $1.00 was equivalent to 145.55 tenge.

References in this report to “Kazakhstan” are to the Republic of Kazakhstan.

References to “ARG” are to American Retail Group, Inc., a Nevada corporation that we control.

References to “SM Market” are to TOO “SM Market Retail,” a Kazakhstan limited liability company that we own.

Unless otherwise specified or required by context, references to “we,” “our” and “us” refer collectively to (i) Resource Acquisition Group, Inc. (the company’s name was changed to American Retail Group, Inc. effective April 1, 2011), (ii) ARG and (ii) SM Market.

References to the “closing date” or the “closing,” unless otherwise specified or required by context, are to February 11, 2011, the date on which the transactions described in this report were consummated.

References to the “Bulletin Board,” or the “OTC Bulletin Board” are to the Over-the-Counter Bulletin Board, a securities quotation service, which is accessible at the website www.otcbb.com.

Item 1.01  Entry into a Material Definitive Agreement

Share Exchange Agreement

On February 11, 2011, we entered into a Share Exchange Agreement with ARG and all of the stockholders of ARG (the “ARG Stockholders”).  Pursuant to the Share Exchange Agreement, on February 11, 2011, the ARG Stockholders transferred 100% of the outstanding shares of common stock of ARG held by them, in exchange for an aggregate of 20,000,000 newly issued shares of our Common Stock. The shares of our Common Stock acquired by the ARG Stockholders constitute approximately 96.1% of our issued and outstanding Common Stock after giving effect to the share exchange.

The Share Exchange Agreement contains representations and warranties by us, ARG and the ARG Stockholders which are customary for transactions of this type such as, with respect to Resource Acquisition Group, Inc.: organization, good standing and qualification to do business; capitalization; subsidiaries, authorization and enforceability of the transaction and transaction documents; financial condition; valid issuance of stock, consents being obtained or not required to consummate the transaction; litigation; compliance with securities laws; the filing of required tax returns; and no brokers used, and with respect to ARG:  authorization, capitalization, and title to ARG securities being exchanged.

The foregoing description of the terms of the Share Exchange Agreement is qualified in its entirety by reference to the provisions of the Share Exchange Agreement which is included as Exhibit 2.1 of this Current Report and is incorporated by reference herein.

Item 2.01  Completion of Acquisition or Disposition of Assets.

As a result of the share exchange described above, we became the parent company of ARG which owns 100% of SM Market. The acquisition of ARG was accounted for as a reverse acquisition (the “Reverse Acquisition”). ARG is considered the acquirer for accounting and financial reporting purposes.

SM Market owns and operates supermarkets and other retail stores in Kazakhstan. As a result of the Reverse Acquisition, we are now engaged in that business and have therefore ceased to be a shell company.

This section 2.01 describes SM Market’s business.

Our Corporate Structure

Our corporate structure as of the closing of the Reverse Acquisition is set forth in the diagram below.

Effective April 1, 2011, ARG merged with and into the Company. In connection with the merger, the name of the Company was changed to American Retail Group, Inc.

Organizational History of Resource Acquisition Group, Inc.

Resource Acquisition Group, Inc. was incorporated in New York on January 27, 1934.  Until August 25, 2004 we were a closed-end managed investment company which, until 2003, invested solely in tax exempt municipal and state issued securities. At that time, we had assets of approximately $15,700,000.

At a special shareholders’ meeting called on December 17, 2003, our shareholders voted: (1) to cease operations as an investment company, to sell our assets and distribute the net proceeds, and (2) to continue our corporate existence while looking for a party to purchase control and/or merge with us.  We distributed $13.19 per share to our shareholders of record as of January 30, 2004 on February 6, 2004.

On March 30, 2005, we entered into a share acquisition and exchange agreement with SGK Nanostructures, Inc. (“SGK”), a New York corporation incorporated on September 18, 2003, and the shareholders of SGK.  As a result of this transaction, SGK shareholders received shares totaling 95% of our outstanding common stock and we increased our authorized shares from 3,500,000 to 50,000,000 shares, up to 40,000,000 of which were common stock, having a par value of $0.0001 per share and up to 10,000,000 of which were preferred stock having a par value of $0.001 per share, issuable in one or more series.  In conjunction with the transaction our management and Board of Directors resigned after appointing management of SGK Nanostructures, Inc.

On August 18, 2009, the holder of shares representing 64.49% of our common stock took action by written consent to change our name to Resource Acquisition Group, Inc.

On October 26, 2009, the Company and SGK and a wholly owned subsidiary of the Company, entered into an Asset Purchase Agreement (the “Agreement”). The Agreement was executed to further the Company’s plan to spin-off its corporate assets as described in the Company’s Definitive Schedule 14C filed with the SEC on September 2, 2009 (the “Information Statement”).

On October 27, 2009, we entered into an Agreement and Plan of Merger with Resource Acquisition Group, Inc., (“Resource Acquisition”) a Nevada corporation and wholly owned subsidiary of the Company, whereby we merged with and into Resource Acquisition and Resource Acquisition was the surviving corporation.  Pursuant to the Merger Agreement, Resource Acquisition acquired all of the assets and assumed all of our liabilities and obligations.  The shareholders of the Company received one (1) common share of Resource Acquisition for every two (200) hundred of our shares of common stock. The Merger Agreement was executed to further the Company’s plan to re-domesticate its corporate existence from New York to Nevada as described in the Information Statement.

Organizational History of American Retail Group, Inc.

American Retail Group, Inc. (“ARG”) was incorporated in the State of Nevada on February 16, 2010 as a holding company for SM Market. Effective March 10, 2010, ARG consummated transactions under a share exchange agreement with members of SM Market whereby ARG acquired all of the outstanding share capital of SM Market in exchange for issuance of 12,000,000 shares of its common stock.

On March 9, 2011, Resource Acquisition and ARG entered into an Agreement and Plan of Merger whereby the parties agreed that on the effective date ARG would merge with and into Resource Acquisition. In connection with the merger the name of Resource Acquisition would change to “American Retail Group, Inc.”  The merger becomes effective on April 1, 2011.  In connection with the change of the name Resource Acquisition, we applied to the Financial Industry Regulatory Authority for a new ticker symbol to reflect the new name of the Company.

Organizational History of TOO “SM Market Retail”

The founder of SM Market, Ms. Farida Yazdigani started the business in 1999 with the opening of her first store in Almaty. By 2007 the business grew to seven stores which became SM Market. SM Market was formally organized on January 30, 2007 as a limited liability company under the laws of Kazakhstan.

In March 2008, SM Market entered into a preliminary asset purchase agreement with TOO “GROS – Set’ Supermarketov” (“GROS”) whereby contingent upon completion of due diligence, SM Market agreed to purchase from GROS substantially all of its assets consisting of 44 stores operated pursuant to respective leases under the “GROS” trademark in Kazakhstan, equipment, inventory, customer lists and supplier agreements for a total purchase price of $150 million. In March 2009, the parties entered into a definitive asset purchase agreement whereby the number of stores acquired by SM Market was decreased to 40 and the total purchase price was decreased to $100 million to be paid in installments by December 30, 2009. SM Market paid $60 million by December 31, 2008 at which time GROS transferred control over all of its assets to SM Market. The balance of $40 million was paid by the end of 2009. As a result of the acquisition of GROS, SM Market owned and operated a total of 50 stores. In 2009 and 2010, 24 stores that did not meet SM Market’s high operational standards were closed, and nine new stores were opened, resulting in its current level of 35 stores throughout 8 markets in Kazakhstan.

Our Business

Overview

We are one of the leading chains of supermarkets in the Republic of Kazakhstan that currently operates 35 stores under the “SM Market” brand name. Twenty-three of our supermarkets are located in Almaty, the largest city in Kazakhstan and its commercial center, while the remaining supermarkets are located in seven major districts throughout the country.  Our supermarkets sell a broad selection of merchandise including groceries, fresh food, alcoholic beverages and non-food items. We currently have one distribution center servicing our stores.

Business Strategy

Over the last decade, the popularity of supermarkets in Kazakhstan has continued to grow as more people choose to shop in retail outlets rather than traditional open air bazaars.  In order to capitalize on this trend, the key elements of our growth strategy include the following elements:

●
Increase our market share in our home market of Almaty, while continuing to expand our national presence by opening outlets in regions throughout the country, including Astana, the capital of Kazakhstan.

●	Expand internationally through the acquisition of other stores, shops and retail chains in Russia and Ukraine.

●	Present a standardized and consistent look to the brand across all locations by re-modeling and re-branding all acquired Gros locations under the SM Market name.

●	Expand our “private label” operation to increase the number of private label products offered as well as the percentage of sales derived from the sale of private label products.

●	Broaden the assortment of imported goods offered to our customers, with the goal of making European goods available and affordable to our customers in Kazakhstan

Our Stores and Merchandise

Our stores are spread throughout Kazakhstan with a concentration in the city of Almaty. Our stores are operated in three basic formats: 1) supermarkets, 2) discount stores, and 3) corner stores.  Since we have a diverse customer base, both in terms of income levels and purchasing patterns, we have established these formats which are differentiated by location, size, target customers, types of merchandise and operating style.  We believe that operating a variety of store formats is among our key strengths that will set us apart from our competitors.

We currently operate 35 stores including 26 supermarkets, 6 discount stores and 3 corner stores. We believe that the development of a broad array of store formats allows us to take advantage of growth trends in retailing.  Below is an overview of the key distinguishing features of each of our store formats.

Supermarkets

●	The products offered include both food and non-food items. Supermarkets serve customers living in a close proximity to the store who come for everyday shopping needs.

●	The total number of items offered ranges from 12,000 to 15,000.

●	Non-food products account for 15% to 40% of the total number of products offered

●	Floor space ranges from as small as 1,000 m2 to 5,000 m2

●	Gross margins typically range from 20% to 25%

●	Site selection criteria include the following:

o
top priority is given to large shopping centers in locations with well-developed infrastructure, including amenities such as children's playgrounds, movie theatres, food courts, and entertainment centers.

o	convenient parking and close proximity to highways are also important criteria.

Our supermarkets carry merchandise divided into four major categories: grocery, fresh food, alcoholic beverages and non-food items. Additionally, our supermarkets carry hot dishes such as kebabs, pizza and hamburgers and may have an on-site bakery and sweet confection production.

Grocery items include:

▪	Prepared or packaged foods, including canned foods, packaged pasta products, wheat powder, and crackers and chips;
▪	Deli products such as salami, sausages, processed meats and cheese sold at deli counters;
▪	Bottled water and soft drinks;
▪	Cigarettes; and
▪	Certain non-food items such as cleaning products, cosmetics, and disposable razors.

Fresh food items include:

▪	Fresh raw meat, which we cut and package;
▪	Fresh seafood;
▪	Fresh bakery items, including breads, buns, pastries, and other self-prepared foods; and
▪	Fresh milk, yogurt, and eggs.

Alcoholic beverages include:

▪	Beer;
▪	Wine; and
▪	Vodka and other hard liquors.

Non-food items include all non-food items, except cleaning and cosmetic items included in grocery; specifically:

▪	Bedding;
▪	Small electronics and household use items like irons, electric shavers, hair dryers, massage machines; and
▪	Office supplies, toys, and other items.

Our historical rate for loss due to theft, spoilage and breakage has been approximately 0.4% of total revenue. Based on our managements’ experience, we believe the industry average for such loss is approximately 1.2%.

Discount Stores

●
Approximately 4,000 to 8,000 items offered. Discount stores carry the same items as supermarkets with the exception of hot dishes, freshly baked products, deli and fresh meat/seafood counters (only self-service). These stores serve customers coming for weekly shopping who do not necessarily live nearby.

●	Floor space is not more than 2,000 m2, allowing for the use of shelf stand equipment of mixed types (i.e. warehousing and regular) and medium sized or larger refrigeration equipment.

●	Discount stores are accessible by car and are usually located at the intersections of main streets or transportation routes.

●	Prices are equal to or lower than those at open markets.

●	Gross margins average 10% to 15%.

●	Convenient parking is an important criterion.

Corner Stores

●
Approximately 5,000 items are offered. Corner stores carry same items as supermarkets with the exception of non-food products. The stores do not have a hot shop and bakery. These are neighborhood stores that are accessible by foot.  They are located in residential communities of the city and typically placed on the ground floors of apartment buildings.  Corner stores are designed for consumers that live within walking distance from the store.

●	Floor space ranges from 300 m2 to 800 m2

●	Pricing policy – not lower than supermarket pricing, but can be higher depending on local competitors.

●	Gross margins typically range from 20% to 25%

●	This format is designed for locations where the population ranges from 1,500 to 5,000 people. Since the stores are accessible by foot, convenient parking is not important.

In addition to our existing store formats, we are currently in the process of opening our first hypermarket in Almaty which is scheduled to be completed in the first half of 2011. Its projected floor space is approximately 4,000 m2 with 30,000 to 40,000 items offered to customers. Although similar to the concept of supermarkets, a hypermarket carries a much wider assortment of non-food products under the same roof. This includes among others, clothing, electronics and appliances. The store will be located outside of the city’s downtown area but will have a good access to main roads and a considerably larger parking space.

Merchandise Mix

The table below sets forth our total revenues for our sales of grocery, fresh food, alcoholic beverages and non-food items for the years ended December 31, 2010 and 2009.

	Percentage of Store sales for the Year Ended December 31,
	2010	2009
Grocery	27.1%	27.1%
Fresh food	41.1%	37.6%
Alcoholic beverages	19.0%	19.9%
Non-food items	12.8%	15.4%

Private Label

Some of the merchandise we sell in our supermarkets is made to our specifications by manufacturers, using our SM Market brand name. We refer to such merchandise as “private label” merchandise. With private label merchandise, we entrust the manufacturer to make the product and to select the name and design. Under our agreements with the private label manufacturers, the private label manufacturers cannot sell the product to any other company. Average profit margins from private label products typically exceed profit margins for other grocery items by at least 10%.

Sales of private label merchandise represented approximately 8.0% and  11.8% of our total sales revenue for 2009 and 2010, respectively. The number of items currently sold under our own brands is approximately 100 items in 5 categories including pasta, wheat flower, mineral water, canned food and pastry. We plan to expand our private label program to new categories such as sunflower oil, tomato paste and others and to increase the proportion of private label merchandise sold over the next several quarters. Our goal is to increase private label sales to 20% of our total revenues.

Non-Product Revenue

In addition to sales generated from the sale of products in our stores, we generate revenue from certain services that we provide to our suppliers and vendors.  These services include:

●	Providing floor space to a supplier for theme exhibition of its products in a form of brand-named stands, pallets or refrigerated stands.

●	Inclusion of a supplier’s products in our bi-weekly advertising circular.

●	Renting shelf space for a supplier’s products (payment is contingent on achievement of certain sales targets for such products).

●	Providing transportation services to deliver a supplier’s goods to regions outside Almaty.

Sales of non-product revenue represented approximately 4.7% and 5.7% during the fiscal years ended December 31, 2009 and 2010, respectively.

Our Distribution Centers

We currently distribute grocery products to our supermarkets from our distribution center located at 85 Pavlodarskaya Street in Almaty.  This location is approximately 5-15 km away from our stores.  The distribution center is comprised of approximately 3,000 m2 in regular storehouse space and 600 m2 of food freezers.  We have 15 people employed in our distribution center. Our own auto transport is used for the delivery of goods throughout Kazakhstan.

Locations

We currently have 35 stores in operation, including three supermarkets that were opened during the first six months of 2010, occupying an area of nearly 60,000 m2 throughout Kazakhstan. The table below summarizes the size and format of our stores currently in operation.

№	Name	Date Opened	Format	Space m2

1	Taraz "SM Discount" Damdes	July 2009	Discount store	1,283.7
2	Uralsk SM Market TRK "Promenade"	March 2009	Supermarket	1,233
3	Uralsk SM Market TRK "Atrium"	March 2009	Supermarket	1,764
4	Temirtau SM Market	October 2009	Supermarket	1,490
5	Karaganda SM Market "Alem"	November 2009	Supermarket	2,086.1
6	SM Discount Mametovoy/Seyfulina	April 2009	Discount store	1,857.9
7	SM Market "Tole Bi"	May 2010	Supermarket	2,228
8	SM Market Domillion	December 2008	Supermarket	2,695
9	SM Market Masanchi/Makataeva	August 2009	Supermarket	1,795.7
10	SM Discount at Navoi	June 2008	Discount store	333
11	SM Market AKSAY 5 (Zhubanova)	November 2009	Supermarket	1,378
12	TZ “Prime Plaza	May 2010	Supermarket
13	SM Discount Issyk	December 2008	Discount store	1,520
14	Astana SM Market "Asia Park"	January 2010	Supermarket	3,317
15	Kostanay SM Market KFZ	October 2007	Supermarket	1,245
16	SM Market Makataeva	April 2006	Supermarket	1,630
17	SM Market Dostyk	July 2004	Corner store	824.1
18	SM Market Shalyapina	August 2006	Supermarket	3,165
19	SM Market Gagarina	July 2004	Corner store	592.2
20	SM Market Dzhandosova	March 2007	Supermarket	1,810.3
21	SM Discount Pavlodarskaya	October 2005	Discount store	1,425.1
22	SM Market Maxima	April 2007	Supermarket	5,108.8
23	SM Discount Vinogradova	November 2004	Discount store	2,177.5
24	Chimkent SM Market "Hyper House"	February 2006	Supermarket	1,675.6
25	Taraz SM Market at Pushkina	April 2006	Supermarket	1,609.7
26	SM Market "Promenade"	January 2008	Supermarket	1,263.7
27	SM Market "Koktem"	October 2005	Supermarket	1,920.6
28	SM Market Оrbita 3	August 2006	Supermarket	2,587.2
29	SM Market "Tumar"	April 2007	Supermarket	2,422
30	SM Market Aksay 3	January 2008	Corner store	387.4
31	Astana SM Market Kruglaya Ploshad	January 2007	Supermarket	1,885.1
32	Astana SM Market "Kaskad"	April 2008	Supermarket	1,629.5
33	Chimkent 2 Supermarket	June 2008	Supermarket	1,176
34	Astana 1 Supermarket	January 2008	Supermarket	1,916.2
35	Voentorg Supermarket	August 2005	Supermarket	1,000

Our Equipment

The equipment we use in operating our business includes standard equipment for our industry, such as display cases, freezers and ovens, delivery trucks, and the computer hardware and software used in our electronic information, inventory and logistics system. All of our equipment is owned by us and was acquired by cash purchases.

Advertising and Publicity

We advertise in many ways, including direct-marketing circulars (bi-weekly, weekly and 3 days on weekends), local newspaper advertisements, outdoor advertising and general promotions such as discount programs and prizes.

Our marketing and advertising activities are conducted by our marketing department, which has five employees. The department’s responsibility covers a wide range of issues, including sales promotion, and design of advertising materials. They are also engaged in market and price investigation. We base our advertising on our analysis and observations of the market and our competitors. The head of the marketing department works closely with the purchasing department in determining purchasing and sales patterns.

Under contracts we have with our suppliers, our suppliers are responsible for the costs of most of the discounts and promotions.

Customers and Pricing

Our pricing strategy is to offer merchandise of a quality comparable to that of our competitors and at a competitive price. All customers pay the same price for our merchandise. Payment methods for customers include cash and bank cards.

In recent years, the pricing of our merchandise has changed as the price of our supplies has changed. For example, the price of imported products, primarily including wine, beer and liquor, has changed as the Kazakhstani tenge exchange rate has changed. We do not believe any price changes have had a significant effect on our business to date.

Our marketing department periodically monitors prices at competitor stores. Such monitoring is done on a weekly basis for 25 basic products such as milk, bread, meat and sugar, on a monthly basis for a larger basket of 200 products and on a semi-annual basis for the rest of our inventory.

Retail prices for hard liquors are regulated by the government and may not be less than  500 tenge per 1.0 liter. Additionally, although not subject to any price regulation, basic goods including bread, milk, eggs and similar products are being constantly monitored by the antitrust authorities that routinely send requests for pricing information to all major retailers in Kazakhstan. We do not have any obligation to change our prices. However, we are required by law to respond to such inquiries in a prompt manner.

Suppliers

Our supply chain currently consists of over 400 suppliers. Our 10 largest suppliers of merchandise in 2010 are listed below:

Supplier Name	Product category
TOO “Green House Distribution Star”	Food items: grocery, yogurt.

TOO “Prima”	Food items: grocery, candy; Non-food items: household products, personal care.

TOO “EL Trade”	Alcoholic beverages: liquors, wine; Soft drinks: carbonated drinks, water; Food items: grocery, tea.

TOO “Wimm-Bill-Dann Central Asia Almaty”	Food items: dairy products; Soft drinks: juices, water.

TOO SP “Coca-Cola Almaty Bottlers”	Soft drinks: carbonated drinks.

ТОО “SHAH-treading Distribution”	Alcoholic beverages: liquors, wine; Food items: coffee.

TOO “Bakhus Express”	Alcoholic beverages: liquors, wine; Soft drinks: water; Food items: grocery.

TOO “Agroproduct Asia”	Food items: dairy products, ice cream.

TOO “Kraft Trade Distribution”	Non-food items: household products, personal care.

TOO “Altyn 2001”	Food items: grocery, dairy products, candy; Soft drinks: juices; Non-food items: household products, personal care.

Customers have the right under Kazakhstan law to return defective or spoiled products to us for a full refund. Pursuant to the same law, our suppliers are required to fully reimburse us for these returns.

Choosing Suppliers

We typically have two or more suppliers for each product we sell. Even for special brands, including western beverages, we have several distributors from whom we can order. We choose among competing suppliers on the basis of price and the strategic needs of our business. We currently have agreements with over 400 suppliers.

We constantly work on improvement of the assortment of products sold in our stores. On a weekly basis, our commercial department presents potential new products to our sales department at an interdepartmental meeting. If we decide to try a product, it is introduced to customers through our stores for a period of three months at the end of which we analyze sales figures and decide on whether to keep the product in our stores.

We are actively working on expansion of our supply chain by seeking direct contacts mostly with Russian producers whose products are well known and well regarded by our customers. We are also working on creating direct working relationship with European suppliers of grocery products, wine and household items. One of the main reasons for our supply expansion is that prices of products purchased directly from manufacturers are considerably lower than at local distributors.

Shipping from Suppliers

We receive most of our merchandise from suppliers, often large distribution companies, which deliver goods by their own trucks sent either to our distribution center (in the case of grocery and non-food items) or directly to our stores (in the case of fresh food items). We receive some merchandise directly from agricultural producers and manufacturers.

Distribution to Our Stores

Many of our suppliers distribute their products directly to our stores by their own trucks. For distribution from our distribution center to our stores, we use our own trucks.

Pricing and Terms of Payment to Suppliers

We pay most of our suppliers only after goods are sold, typically within a period of up to ten days after sale. Such favorable terms are conditioned by our position as a major national supermarket chain in Kazakhstan. Suppliers from outside of Kazakhstan are paid within a period of up to 45 days after delivery. Once we begin to encounter more competition and as we expand our supply network outside of the country, the ratio of suppliers paid within a certain timeframe after delivery are likely to increase.

Employees

As of March 30, 2011, we had approximately 2,014 employees, all of whom are full-time employees. We have signed standard labor employment contracts with all our employees, including our executive officers, with a standard term of three years, and we have an employee manual that sets forth relevant policies. We also hire temporary employees, typically for a term of three months.

Under each of our employment contracts, we are required to comply with applicable labor laws and are obligated to:

▪	Provide a safe and sanitary working environment;

▪	Provide regular breaks for employees;

▪	Comply with mandated limits on each employee’s weekly working hours;

▪	Obey applicable minimum wage standards;

▪	Provide necessary training for technical or specialized tasks;

▪	Make required payments to retirement, unemployment and medical insurance plans;

▪	Provide 30 days’ notice of termination to an employee, except in special circumstances; and

▪	Terminate an employee’s employment only for certain reasons, specifically, if the employee:

▪	Proves unsuitable for employment during a probation period;

▪	Seriously neglects employment duties, causing harm to our interests;

▪	Forces us to terminate or amend a labor contract against our will by means of deception, coercion or taking advantage of difficulties experienced by us;

▪
Simultaneously enters an employment relationship with another employer that seriously affects the employee’s ability to complete the tasks of the Company, or refuses to remedy the situation after we point out the problem;

▪	Seriously violates our disciplinary policy; or

▪	Is guilty of criminal acts and/or is subject to criminal prosecution.

Employee benefits include:

▪
Retirement insurance :  We withhold a portion of each employee’s monthly salary, which is determined by the provincial government, and is generally 8.0%, and contribute to a pooled fund an additional amount determined by law, up to approximately 20.0% of the employee’s monthly salary.

▪	Social security insurance: We contribute approximately 13.0% of each employee’s salary to a pooled fund.

We have a system of human resource performance review and incentive policies that allow personnel reviews to be carried out monthly, quarterly or annually.

The Republic of Kazakhstan allows the creation and operation of trade unions in any organization. However, our employees are not unionized and in privately owned organizations such as SM Market LLC, trade unions are not common practice.

Intellectual Property

We have registered the name “SM Market” as a trademark in Kazakhstan, details of which are set forth below:

Trademark	Certificate No.	Category	Owner	Valid Term
SM Market Set’ Supermarketov	27976/27977
household products; instruments; clothing; toys; meat and fish products;
coffee, tea; agricultural products; beer, water, soft drinks; alcoholic beverages; tobacco; advertising; transportation and storage of goods; education; supply of food products and beverages.
			Edgar Salduzi*	01/15/09 – 7/13/17

SM Market	18736	meat and fish products; coffee, tea; agricultural products; beer, water, soft drinks; alcoholic beverages; tobacco; advertising; transportation and storage of goods; education; supply of food products and beverages.	Edgar Salduzi*	07/05/05 – 12/22/13

* Edgar Salduzi owns 100% of EL Investment Corp., a majority shareholder of the Company.

Insurance

We do not carry any general liability or property insurance which is customary for businesses in Kazakhstan. Under our current leases, each lessor is obligated to obtain property insurance for respective premises occupied by our stores.

Government Regulation of Our Operations

Our operations are subject to a wide range of regulations covering every aspect of our business. The most significant of these regulations is Law No. 554 on trade activity dated April 12, 2004, which sets forth standards and regulations for safety of goods sold in Kazakhstan and manner of sale including mandatory use of cash registers. The law also describes the framework of government control over businesses engaged in such activity. We have passed the most recent required inspections and have received appropriate and up-to-date licenses, certificates and authorizations.

Approvals, Licenses and Certificates

We require a number of approvals, licenses and certificates in order to operate our business. These include liquor licenses, sanitary inspection certificates, and various consents from municipal agencies. We believe we are in compliance in all material respects with all laws relevant to the operation of our business.

Competition

Competitive Environment

The supermarket industry in Kazakhstan is intensely competitive, with many companies, both local and foreign, competing as retailers of food, groceries and other merchandise, using a variety of business strategies.

Our main competitors are local, regional and national chain supermarkets, and national and foreign chain retailers. We also face competition from traditional street markets and markets where customers can purchase live poultry and fish, convenience stores, tobacco and liquor retailers, restaurants, specialty retailers and large drugstore chains.

Our Competitors

We believe that the supermarket companies listed below are our most significant direct competitors:

No.	Name	Stores	Description
1	Ramstore
A subsidiary of Migros Ticari, is one of the largest chains of supermarkets in Turkey.  Ramstore has been operating in Kazakhstan since 1996 and currently operates 15 stores including supermarkets hypermarkets in Almaty and regions of Kazakhstan.

The company is characterized by the availability of exclusive commodities, wide range of products, large and small household appliances, large-scale promotion activity sponsored by suppliers, as well as availability of special discounts for long-term customers. The stores are premium-class oriented.

2	GREEN
Founded in 2008, it is a local retail network represented in the large cities of Kazakhstan with 5 operating units, including 1 hypermarket in Almaty and supermarkets in Astana, Petropavlovsk, Balkhash, and Kokchetau.
The company is characterized by low prices of KVI (“key value indicator”) products (in hypermarkets), broad assortment, and promotional activity. Only hypermarket format is widely promoted.

3	Interfood	Local retail network with 2 stores in Almaty and one store in Kapchagay.	90% of product assortment is comprised of goods imported from Germany. The stores are designed for premium-class customers.

4	Tomat	Local retail network that is located in Almaty and has 9 stores.
60% of product assortment is comprised of goods imported from Poland and Turkey. The stores are designed for middle and lower middle class customers. The promotion activity is low and there is no policy of highlighting KVI products.

5	Small	Local retail network with 16 stores located only in Almaty.	The company is characterized by low prices, cash and carry sales principles, development of special departments such as “goods for children”. Only one store is widely promoted.

6	Silk Way City	Local retail network with 10 stores in Almaty, Aktau and Astana.
The stores are characterized by broad product assortment, presence of cafeteria and around-the-clock service. 55% of the product assortment is imported from Europe. The stores are designed for premium-class customers.

Some additional local competitors have a presence in other regions, including:

*	Astykzhan, Bahus and Alma in Astana;
*	Uzhniy in Karaganda;
*	Dina in Aktyubinsk.

The Russian retail network “Pyatyorochka” (X5 Retail Group) used to be a part of the Kazakhstan retail market.  However, the company discontinued its business in the territory of Kazakhstan.  Another retail network, “Vester”, also could not solidify its position in the market and it is believed that they will withdraw from the market.  As a result, “Ramstore” and newly emerged METRO Cash & Carry with three stores are the only international competitors.  METRO Cash & Carry is the leading international player in self-service wholesale.  However, because the cash and carry concept of METRO stores requires club membership and is only open to customers who purchase goods for resale such as small business owners of restaurants, small grocery shops and catering companies, we do not consider them our direct competitor.

Our Competitive Advantages

We believe there are a number of factors which give us a distinct competitive advantage when compared to other supermarket chains in Kazakhstan.  These advantages include the following:

●	The SM Market brand name is well known and highly recognizable within Kazakhstan

●	A reputation for offering a large variety of local, imported and private label products that are affordably priced and high quality

●	Stores located in highly desirable locations that are easily accessible and offer ease of parking

●	A comfortable shopping environment that offers a thoughtful store design with convenient layout and ergonomic positioning of goods

●	Strong relationships with local suppliers

●	Highly efficient business processes based on the multi-format retail management program and formal personnel training programs

●	A highly experienced management team with backgrounds that include working with some of Europe’s leading retailers

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this report before deciding to invest in our common stock.

If we do not receive prompt delivery of the goods we order, in good condition, and at the prices we expect, our ability to generate profits could be harmed.

As a retail company, our ability to keep our shelves stocked with a wide variety of merchandise is essential to our success and is dependent on the prompt delivery of the goods we order, in good condition, and at the prices we expect. Disruptions to our supply chain could cause us to reduce the variety or overall amount of goods we sell; to seek alternative sources for affected supplies; or to increase our prices, decrease our profit margins, or both. Any of these consequences could lead to our customers buying less, shopping elsewhere or criticizing our reputation. If this occurred, our income, profitability, reputation and competitive position would all suffer.

Our supply chain and costs could be disrupted by a wide variety of events. The most significant of these are described below:

▪	Problems with transportation infrastructure in Kazakhstan

Delivery of our supplies depends on the smooth passage of commercial cargo through the railways, highways and waterways in Kazakhstan. Transportation infrastructure in Kazakhstan may suffer more breakdowns and offer fewer alternative routes than systems in many western countries.

▪	Bad harvests and severe weather could harm the agricultural production on which we depend, prevent customers from reaching our stores and disrupt our power supply

Severe storms could also reduce supplies of fresh foods by destroying crops and livestock and, in extreme cases, could reduce supplies of processed foods by reducing overall availability of the agricultural raw materials from which they are made, and cause shortages of, and price increases for, the affected supplies.

Poor yields of crops and livestock, whether due to bad weather, disease, errors in agricultural planning or other causes, could reduce the market supplies of fresh foods as well as processed foods that depend on agricultural products as raw materials. Such reductions could raise the cost of our supplies and cause the supply shortages.

▪	Quality control problems and operational difficulties among a small number of suppliers

We rely on suppliers to provide sufficient amounts of merchandise that meet our quality standards and government health and consumer-protection standards. A significant portion of our supplies come from our top 10 suppliers, which are primarily large wholesalers. We usually secure multiple suppliers for each category of merchandise by entering into standard contracts with them, which typically have a term of one year and provide for payment at market prices. If one or more of these suppliers experiences quality control failures or is unable to secure its own supply of merchandise, whether self-produced or purchased from others, the merchandise that it delivers to us could fail to meet our or the government’s quality standards or arrive in insufficient amounts to meet our needs. If such risks do materialize, there is no guarantee we would succeed in securing replacement supplies meeting our and the government’s standards from other suppliers quickly and at reasonable prices, or at all, and we could suffer the consequences of supply chain disruption described above.

Under our supply contracts, our suppliers are responsible for damage that occurs during shipping and, under Kazakhstan’s consumer protection laws, our suppliers must reimburse us for the cost of spoiled goods returned to us by customers for a refund. Nevertheless, significant spoilage could reduce the amount of fresh food we are able to offer, which could reduce our income.

▪	Economic conditions

Economic conditions in Kazakhstan affect the price and availability of our supplies. Inflation in prices of agricultural products and in general is a considerable concern in Kazakhstan. If inflation develops and becomes a significant problem, many retailers in Kazakhstan, including us, will have to choose between increasing the prices we charge our customers and reducing the profit margins on our sales. In either case, our competitive position and operating results could be harmed, and the value of any investment in our common stock could be reduced.

The supermarket industry in Kazakhstan is becoming increasingly competitive and, unless we are able to compete effectively with domestic and foreign retailers, and restaurants and fast food chains, our profits could suffer.

The supermarket industry in Kazakhstan is highly and increasingly competitive. International retailers such as Metro and Ramstore have presence on the market, national retailers such as Green have expanded, and local and regional competition has grown. Some of these companies have greater financial, marketing, personnel and other resources than we do.

Our competitors could adapt more quickly than we do to evolving consumer preferences or market trends, have more success than we do in their marketing efforts, control supply costs and operating expenses more effectively than we do, or do a better job than we do in formulating and executing expansion plans. Increased competition may also lead to price wars, counterfeit products or negative brand advertising, all of which may adversely affect our market share and profit margins. Expansion of large retailers into new locations may limit the locations into which we may profitably expand. To the extent that our competitors are able to take advantage of any of these factors, our competitive position and operating results may suffer.

Because we face intense competition, we must anticipate and quickly respond to changing consumer demands more effectively than our competitors. In order to succeed in implementing our business plan, we must achieve and maintain favorable recognition of our private label brands, effectively market our products to consumers, competitively price our products, and maintain and enhance a perception of value for consumers. We must also source and distribute our merchandise efficiently. Failure to accomplish these objectives could impair our ability to compete successfully and adversely affect our growth and profitability.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations; our business could fail, and you could lose some or all of your investment.

We have a limited operating history and Kazakhstan supermarket industry is young and continually growing. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving markets. Some of these risks and uncertainties relate to our ability to:

▪	Offer new products to attract and retain a larger customer base;

▪	Respond to competitive and changing market conditions;

▪	Maintain effective control of our costs and expenses;

▪	Attract additional customers and increase spending per customer;

▪	Increase awareness of our brand and continue to develop customer loyalty;

▪	Attract, retain and motivate qualified personnel;

▪	Raise sufficient capital to sustain and execute our expansion plan;

▪	Respond to changes in our regulatory environment;

▪	Manage risks associated with intellectual property rights; and

▪	Foresee and understand long-term trends.

Because we are a relatively new company, we may not be experienced enough to address all the risks in our business or in our expansion plan. If we are unsuccessful in addressing any of these risks and uncertainties, our business may fail.

Economic conditions that affect consumer spending could limit our sales and increase our costs.

Our results of operations are sensitive to changes in overall economic conditions that affect consumer spending, including discretionary spending. Inflation and adverse changes to employment levels, business conditions, interest rates, energy and fuel costs and tax rates can, in addition to causing the supply chain cost challenges described above, reduce consumer spending and change consumer purchasing habits.

Much of our income comes from sales of perishable merchandise, which can lose its value quickly; such losses could harm our operating results.

We could suffer spoilage if supply chain disruptions occur, if our refrigerators and freezers malfunction or if we suffer lapses of quality control inspection and supervision. If our inspections fail to discover spoilage in a shipment of fresh food or if we fail to routinely inspect perishable merchandise on our shelves, we could inadvertently offer spoiled food for sale, which could harm our reputation, competitive position and operating results. Moreover, if we fail to accurately predict future customer demand for perishable food, we would be forced to discard unsold perishable food once it spoils, which would also negatively affect our operating results.

Consumer concerns regarding the safety and quality of food products or health concerns could adversely affect sales of our high-margin products, which would negatively impact our profits.

Our sales results could be harmed if consumers lose confidence in the safety and quality of our fresh food products. Consumers in Kazakhstan are becoming increasingly conscious of food safety and nutrition. Consumer concerns about, for example, the safety of meat, fish, or dairy products, or about the safety of food additives used in processed food products, could discourage them from buying these relatively high-margin products and cause our profit margins to fall and our results of operations to suffer.

We rely on the performance of our individual stores, individual store managers and our operating director for our sales, and should any or all of them perform poorly for any reason, our sales results, reputation and competitive position would suffer.

We sell all of our products through our individual stores. Each supermarket is managed by a store manager who reports directly to our director of sales. Although all purchasing decisions as to vendors and costs are made by company management and not store managers, the store manager makes the decision as to order quantities and is responsible for the daily operation of the store. If factors either in or out of a store manager’s control reduce a store’s business — for example, disruption of customer traffic by nearby construction or customer dissatisfaction with store employees — the individual store’s income could fall, which would negatively impact our sales. Also, if our managers and operating director fail to adequately manage store employees and day-to-day operations in a manner that pleases our customers, our reputation and competitive position will suffer.

We may fail to identify or anticipate trends in consumer preferences, which could result in decreased demand for our merchandise, and lower revenues and profits.

Our continued success in the retail market depends on our ability to anticipate the changing tastes, dietary habits and lifestyle preferences of customers. If we are not able to anticipate and identify new consumer trends and stock our shelves accordingly, our sales may decline and our operating results may be adversely affected.

Our profit margins could narrow and as a result the value of any investment in our common stock could be reduced.

Profit margins in the grocery retail industry are narrow. In order to increase or maintain our profit margins, we are developing strategies to reduce costs by attempting to increase efficiencies and increase sales of higher-margin items such as private label merchandise, prepared-in-store foods, and meat and dairy products, but we can offer no assurance that such strategies, or our execution of such strategies, will be successful. We also implement promotional price reductions as part of our competitive strategy that may further affect our profit margin. Thus, there is no guarantee that our current profit margin will not decline, which would negatively impact our profitability.

We rely heavily on information technology systems, which could fail, causing damage to our operations.

We have a large and complex information technology system that we rely on to keep track of inventory and sales, determine our ordering of supplies, and communicate among stores, our distribution center and our corporate headquarters. Like any electronic data management system, ours is subject to malfunction. In such a case, our operations could be significantly disrupted as we work to fix the problem, upgrade our system or adopt a new system.

In addition, despite our efforts to secure our computer network, the security of our network could be compromised, confidential information could be misappropriated and other system disruptions could occur. This could lead to loss of sales and diversion of corporate resources from operations and planning.

If we have difficulties finding and leasing new retail space for new stores or retaining existing retail space, our operations could be disrupted and we will be unable to grow as planned, which would negatively affect our stock price.

We currently lease the majority of our store locations. Typically our supermarket leases have initial up to 15-year lease terms and often include renewal options. Our revenues and profitability would be negatively impacted if we are unable to renew these leases at reasonable rates.

Our success in executing our expansion plan depends on our ability to open or acquire new stores in existing and new retail areas and to operate these stores successfully. We may also choose to continue to expand through acquisitions. We must find suitable locations for those stores and reach reasonable terms with building owners and other interested parties, which could be difficult as we face intense competition from other retailers for such sites. If we cannot find suitable locations at a reasonable cost, our ability to grow will be compromised, which would negatively affect our stock price.

Our insurance coverage may be inadequate and, if any of the products we sell causes personal injury or illness, we could be exposed to significant losses resulting from negative publicity and harm to our reputation. This exposure could harm our business.

The sale of food products for human consumption involves an inherent risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, contamination, including by bacteria, insecticides, fertilizers and other substances, spoilage and mislabeling. Although we and our suppliers are subject to governmental inspections and regulations, consumption of our products could still cause a health-related illness in the future and we could be subject to claims or lawsuits relating to such events. Under certain circumstances, we could be required to recall products. Unlike most supermarket companies in the United States, but in line with industry practice in Kazakhstan, we do not maintain product liability insurance, and we cannot predict the extent of liability we could face if such events were to occur.

Although the standard contracts we sign with our suppliers include a provision that shifts liability to our suppliers if a consumer is injured by a supplier’s product, the negative publicity surrounding any assertions that merchandise we carry caused personal injury or illness could adversely affect our reputation and competitive position. In addition, our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our properties. Except for property, accident and automobile insurance, we do not have other insurance such as business liability or disruption insurance coverage for our operations in Kazakhstan.

We do not maintain a reserve fund for potential warranty or defective products claims. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, our results of operations and financial condition would suffer.

Our company name and private label merchandise may be subject to counterfeiting or imitation, which could damage our reputation and brand image, and lead to higher administrative costs.

We regard brand positioning as an important element of our competitive strategy, and intend to position our private label brands to be associated with low prices, high quality, convenience and a positive shopping experience. There have been frequent occurrences of counterfeiting and imitation of products in Kazakhstan in the past. Imitation of our company name or logo could occur in the future and there is no guarantee that we will be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could damage our corporate and brand image.

If we do not effectively manage our growth, our expansion efforts could fail, which would negatively affect our stock price.

There is no guarantee that our expansion plan will be successfully implemented. In order to fully implement these plans, we will have to hire a large number of additional employees, secure new retail locations, and integrate new stores and distribution routes into our existing business. There is no guarantee that we will meet all or any of these needs and therefore no guarantee that we will succeed in our efforts to expand.

Moreover, our future expansion will depend both on the profitability of our business and our ability to raise capital from outside sources. We intend to finance our expansion plan from funds generated from operations, bank loans, and proceeds from offerings of our securities.

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. We may not have the requisite experience to manage and operate a larger network of stores and distribution centers. In addition, we may face challenges in integrating acquired businesses with our own. These events would increase demands on our existing management, workforce and facilities. Failure to satisfy these increased demands could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire such personnel in the future, our ability to implement our business objectives could be limited. Difficulties with hiring, employee training and other labor issues could disrupt our operations.

Our operations depend on the work of over 2,000 employees. We may not be able to retain those employees, successfully hire and train new employees or integrate new employees into the programs and policies of the Company. Any such difficulties would reduce our operating efficiency and increase our costs of operations, and could harm our overall financial condition.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them within a reasonable time, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or senior personnel, or attract and retain high-quality senior executives or senior personnel in the future. This failure could limit our future growth and reduce the value of our common stock.

We may have difficulty establishing adequate management, legal and financial controls in Kazakhstan, which may result in a material misstatement of our annual or interim consolidated financial statements.

Companies in Kazakhstan have not historically adopted a western style of management and financial reporting concepts and practices, or a modern western style of banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of employees qualified in these areas to work for our operating company in Kazakhstan. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data, preparing financial statements, books of account and corporate records, and instituting business practices relating to our Kazakhstan operations that meet western standards. Any such difficulty could result in a material misstatement of our annual or interim consolidated financial statements.

Failure to file and pay income taxes in Kazakhstan may hinder our ability to conduct business.

Our financial statements contain a liability of $10,589,546 at December 31 , 2010 for uncertain tax positions. This amount represents taxes on taxable income not reported on our tax returns filed in Kazakhstan. These taxes are nevertheless reflected in our financial statements and have been charged to income in our Statement of Operations.

In Kazakhstan, the failure to pay corporate income taxes can result in penalties from 100 to 500 times minimum wage currently set at 1,512 tenge (approximately from $1,032 and $5,165) for each tax year in which there are unpaid taxes, as well as a freezing of company’s accounts until back taxes and penalties are paid.  Fiscal periods remain open to review by Kazakhstan authorities for three calendar years.

In the event that Kazakhstan authorities review our tax returns and determine that some or all of our unpaid taxes are due, our ability to operate may be substantially impaired as we lack sufficient cash on hand to pay the entire amount in one payment and freezing of our accounts could result in our inability to pay suppliers and keep store shelves fully stocked.  As a result, we would likely seek to negotiate terms for payment over time with the relevant authorities and/or seek additional financing to assist in payment of amounts due.  While we believe it is likely that we could arrange favorable payment terms, there can be no assurance that the relevant authorities will agree to such terms.  In addition, there can be no assurance that financing will be available, or if available, that it will be available on terms acceptable to us.

Risks Related to Doing Business in the Republic of Kazakhstan

Our business operations are conducted entirely in Kazakhstan. Because Kazakhstan’s economy and its laws, regulations and policies are different from those typically found in western countries and are continually changing, we will face risks including those summarized below.

Kazakhstan is a developing nation governed by a one-party government and may be more susceptible to political, economic, and social upheaval than other nations; any such upheaval could cause us to temporarily or permanently cease operations.

Kazakhstan is a developing country governed by a one-party government that imposes restrictions on individual liberties that are significantly stricter than those typically found in western nations. Kazakhstan has widening income gaps between rich and poor and between urban and rural residents, minority ethnic and religious populations, and growing access to information about the different social, economic, and political systems to be found in other countries. Kazakhstan has also experienced rapid economic growth over the last decade, and its legal and regulatory systems have changed rapidly to accommodate this growth. These conditions make Kazakhstan susceptible to major structural changes. Such changes could include a reversal of Kazakhstan’s movement to encourage private economic activity, labor disruptions or other organized protests, nationalization of private businesses, internal conflicts between the police or military and the citizenry, and international political or military conflict. If any of these events were to occur, it could damage Kazakhstan’s economy and impair our business.

We are subject to comprehensive regulation by Kazakhstan legal system, which is uncertain. As a result, it may limit the legal protections available to you and us and we may not now be, or remain in the future, in compliance with Kazakhstan laws and regulations.

SM Market, our operating company, is incorporated under and is governed by the laws of Kazakhstan; all of our operations are conducted in Kazakhstan; and our suppliers and the agricultural producers on whom they depend are all located in Kazakhstan. In order to operate under Kazakhstan law, we require valid licenses, certificates and permits, which must be renewed from time to time. If we were to fail to obtain the necessary renewals for any reason, including sudden or unexplained changes in local regulatory practice, we could be required to shut down all or part of our operations temporarily or permanently.

The legal and judicial systems in Kazakhstan are still rudimentary. The laws governing our business operations are sometimes vague and uncertain and enforcement of existing laws is inconsistent. Thus, we can offer no assurance that we are, or will remain, in compliance with Kazakhstan laws and regulations.

Fluctuation in the exchange rate of the tenge against the United States dollar could result in foreign currency exchange losses.

The value of our common stock will be affected by the foreign exchange rate between United States dollars and tenge. For example, to the extent that we need to convert United States dollars we receive from an offering of our securities into tenge, appreciation of tenge against the United States dollar could reduce the value in tenge of our proceeds. Conversely, if we decide to convert our tenge into United States dollars for the purpose of declaring dividends on our common stock or for other business purposes, and the United States dollar appreciates against tenge, the United States dollar equivalent of our earnings from our business would be reduced. In addition, the depreciation of significant United States dollar-denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

Enforcement against us or some of our directors and officers may be difficult and you could be unable to collect amounts due to you in the event that we or any officer or director violates applicable law.

Our operating company, SM Market, is located in Kazakhstan and substantially all of our assets are located in Kazakhstan. Some of our current officers and directors are residents of Kazakhstan, and most of their assets are located in Kazakhstan. As a result, it could be difficult for investors to effect service of process on us or those persons in the United States, or to enforce a judgment obtained in the United States against us or any of these persons.

Health problems in Kazakhstan could negatively affect our operations.

An outbreak of a widespread public health problem in Kazakhstan could have an adverse effect on our ability to receive and distribute merchandise, the ability of our employees and customers to reach our stores, and other aspects of our operations. Public-safety measures such as quarantines or closures of some stores could disrupt our operations. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business.

Risks Related to an Investment in Our Common Stock

We do not intend to pay cash dividends in the foreseeable future; this may affect the price of our stock.

We currently intend to retain all future earnings for use in the operation and expansion of our business. We do not intend to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our common stock is illiquid and subject to price volatility unrelated to our operations and could lose some or all of its value even if our business is strong.

The market price of our common stock could fluctuate substantially in the future due to a variety of factors, including the market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. The failure to establish and maintain an active trading market for our common stock may adversely affect our shareholders’ ability to sell our common stock in short periods of time, or at all. Trading of our common stock has been sporadic and our common stock has experienced, and may experience in the future, significant price and volume fluctuations. Future sales of substantial amounts of our common stock in the trading market could adversely affect market prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS IN THIS REPORT, INCLUDING STATEMENTS IN THE FOLLOWING DISCUSSION, ARE WHAT ARE KNOWN AS "FORWARD-LOOKING STATEMENTS", WHICH ARE BASICALLY STATEMENTS ABOUT THE FUTURE. FOR THAT REASON, THESE STATEMENTS INVOLVE RISK AND UNCERTAINTY SINCE NO ONE CAN ACCURATELY PREDICT THE FUTURE. WORDS SUCH AS "PLANS", "INTENDS", "WILL", "HOPES", "SEEKS", "ANTICIPATES", "EXPECTS "AND THE LIKE OFTEN IDENTIFY SUCH FORWARD-LOOKING STATEMENTS, BUT ARE NOT THE ONLY INDICATION THAT A STATEMENT IS A FORWARD-LOOKING STATEMENT. SUCH FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS CONCERNING OUR PLANS AND OBJECTIVES WITH RESPECT TO THE PRESENT AND FUTURE OPERATIONS OF THE COMPANY, AND STATEMENTS WHICH EXPRESS OR IMPLY THAT SUCH PRESENT AND FUTURE OPERATIONS WILL OR MAY PRODUCE REVENUES, INCOME OR PROFITS. NUMEROUS FACTORS AND FUTURE EVENTS COULD CAUSE THE COMPANY TO CHANGE SUCH PLANS AND OBJECTIVES OR FAIL TO SUCCESSFULLY IMPLEMENT SUCH PLANS OR ACHIEVE SUCH OBJECTIVES, OR CAUSE SUCH PRESENT AND FUTURE OPERATIONS TO FAIL TO PRODUCE REVENUES, INCOME OR PROFITS. THEREFORE, THE READER IS ADVISED THAT THE FOLLOWING DISCUSSION SHOULD BE CONSIDERED IN LIGHT OF THE DISCUSSION OF RISKS AND OTHER FACTORS CONTAINED IN THIS REPORT ON FORM 8-K AND IN THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. NO STATEMENTS CONTAINED IN THE FOLLOWING DISCUSSION SHOULD BE CONSTRUED AS A GUARANTEE OR ASSURANCE OF FUTURE PERFORMANCE OR FUTURE RESULTS.

Unless the context otherwise requires, the "Company", "we," "us," and "our," refer to (i) Resource Acquisition Group, Inc. (the name of the company was changed to American Retail Group, Inc. effective April 1, 2011); (ii) American Retail Group, Inc. (“ARG”), and (iii) TOO “SM Market Retail” (“SM Market”).

Overview

We own and operate one of the leading supermarket chains in the Republic of Kazakhstan. We currently operate 35 stores under the “SM Market” brand name. Twenty-three of our stores are located in Almaty, the largest city in Kazakhstan, while the remaining 12 stores are located in 7 major districts throughout the country. Our markets sell a broad selection of merchandise, including groceries, fresh food and non-food items.

Our revenue is earned and cash is generated as consumer products are sold to customers in our stores. We earn income predominantly by selling products at price levels that produce revenues in excess of our costs to make these products available to customers. Such costs include procurement and distribution costs, facility occupancy and operational costs, and overhead expenses.

Recent Developments

In 2009, we consummated acquisition of TOO “GROS – Set’ Supermarketov” (“GROS”) for a total purchase price of $100 million.  SM Market paid $60 million by December 31, 2008 at which time GROS transferred control over all of its assets to SM Market. The balance of $40 million was paid by the end of 2009. As a result of the acquisition, we owned and operated a total of 50 stores. In 2009 and 2010, 24 stores that did not meet our high operational standards were closed, and nine new stores were opened, resulting in our current level of 35 stores throughout the Republic of Kazakhstan.

The table below shows when the stores were closed as a result of the restructuring after the GROS acquisition and when new stores were opened.

	2009		2010
	Stores Closed	Stores Opened	Stores Closed	Stores Opened
January	2	-	-	1
February	1	-	-	-
March	8	2	-	-
April	4	1	-	-
May	-	-	-	2
June	-	-	-	-
July	-	1	-	-
August	3	1	1	-
September	4	-	-	-
October	1	-	-	-
November	-	1	-	-
December	-	-	-	-
Total	23	6	1	3

Results of Operations

As of December 31, 2009 we had 33 stores compared to 35 stores as of December 31, 2010.

Comparison of the Years Ended December 31, 2010 and 2009

	2010		2009

		% of		% of
	Amount	Revenue	Amount	Revenue
Revenue	$211,043,598	100.0%	$218,526,896	100.0%

Cost of Revenue	154,082,369	73.0%	151,473,036	69.3%

Gross profit	56,961,229	27.0%	67,053,860	30.7%

Selling expenses	(25,659,893)	12.2%	(25,524,819)	11.7%

General and administrative expenses	(5,528,061)	2.6%	(19,930,571)	9.1%

Non-operating expenses	(2,045,064)	1.0%	2,311,400	1.1%

Income before income tax	$23,566,362	11.2%	$19,287,069	8.8%

Revenue

Revenue decreased from $218,526,896 during the year ended December 31, 2009 to $211,043,598 for the same period of 2010, which represents a decrease of $7,483,298 or 3.4%. The decrease was primarily due to a restructuring of its stores which the company undertook following the acquisition of Gros, and which resulted in closure of 23 stores in 2009 and 1 store in 2010. As part of the restructuring, 6 new stores were opened in 2009 and 3 stores in 2010. The sales of the same stores operating throughout 2009 and 2010 which were not part of the restructuring remained at the same level, or $169,553,229 in 2010 and $169,256,343 in 2009, an increase of $296,886 or 1.7%. The sales of the stores that were closed as part of the restructuring were $40,679,140 in 2009 and $8,291,660 in 2010. The sales of the newly opened stores were $8,587,697 in 2009 and $33,197,718 in 2010.

Cost of Revenue

Cost of revenue increased from $151,473,036 during 2009 to $154,082,369 in 2010, which represents an increase of $2,609,333 or 1.7%. The increase of the cost of revenue is primarily attributable to the increase of supply prices for the products sold in our stores.

Gross Profit

Gross profit decreased from $67,053,860 in 2009 to $56,961,229 in 2010 representing a decrease of $10,092,631 or 15%. The decrease of the gross profit was primarily due to the decrease of the revenue. Gross margin in 2009 was 30.7% compared to 27% in 2010. The decrease of the gross margin is primarily attributable to the decrease of revenue and increase of the cost of revenue.

Selling Expense s

Selling expenses in 2009 were $25,524,819 compared to $25,659,893 in 2010. The selling expense stayed essentially at the same level.

General and Administrative Expense s

General and administrative expense s decreased from $19,930,571 in 2009 to $5, 528,061 in 2010, representing a decrease of $14, 402,510 or 72.3%. The decrease in general and administrative expense s is primarily attributable to the restructuring that followed the GROS acquisition. As part of the restructuring, 24 stores were closed, and our operations underwent considerable integration and optimization, one of the results of which was a reduction in the number of employees both at the headquarters and in the stores.

Non-operating Income (Expenses)

Non-operating income (expense s ) decreased from $2,311,400 in 2009 to $2,045,064 in 2010, which represents a decrease of $266,336 or 11.5% . The change primarily relates to $2,311,682 in interest expense recognized in 2009 compared to $2,143,958 recognized in 2010. Interest expense relates to our line of credit with Sberbank and our loan with ELIKA. We entered into the line of credit with Sberbank on December 26, 2007 and the loan with ELIKA on September 28, 2008.

Income before Income Tax

Income before ncome tax for 2009 was $19,287,069 compared to $23,566,362 in 2010, representing an increase of $4,279,293 or 22.2%. The increase is primarily attributable to the decrease of the general and administrative expenses.

Taxes

On December 10, 2008 a new tax code was adopted, which is effective from January 1, 2009. According to the new tax code, the corporate income tax rate was reduced from 30% to 20% for 2009, 17.5% for 2010 and 15% for 2011. However, due to the experienced economic crisis, the gradual reduction in the tax rate from 20% to 17.5% and 15% was postponed in October, 2009 until 2013. The regular rate of corporate income tax in the Republic of Kazakhstan was 20% in 2009 and in 2010.

Our financial statements contain a liability of $10,589,546 at December 31, 2010 for uncertain tax positions. This amount represents taxes on taxable income not reported on our tax returns filed in Kazakhstan. These taxes are nevertheless reflected in our financial statements and have been charged to income in our Statement of Operations.

A reconciliation of the statutory income tax rate and the effective income tax rate for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009

Statutory federal income tax rate	34%	34%
Difference in tax rates	(14%)	(14%)
Addition for permanent differences	-	1%
Effective income tax rate	20%	21%

Calculation of the effective income tax rate for the years ended December 31, 2010, and 2009 is as follows:

	2010	2009
Unrecognized tax benefits	$4,666,140	3,973,571
Income before income tax	23,566,362	19,287,069
Effective income tax rate	$20%	21%
Permanent differences	$(235,662)	$580,786

All the amounts of unrecognized tax benefits reported affect the Company’s effective tax rate.

Uncertain tax positions

Effective July 1, 2007, the Company implemented FASB ASC Topic 740 Income Taxes (“FASB ASC 740”). The Company assesses tax positions in previously filed tax returns or tax positions expected to be taken in future tax returns that are reflected in measuring current or deferred tax assets and liabilities for interim and annual periods, based on the technical merits of the position. The Company applies a “more likely than not” basis (i.e. a likelihood greater than 50%), in accordance with FASB ASC 740-10, and recognizes a tax provision in the financial statements for an uncertain tax position that would not be sustained.

As of December 31, 2010 and 2009, the liability for uncertain tax positions reported on the consolidated balance sheets was $10, 589,546 and $5 ,775,321 respectively and represents taxes on taxable income not reported on the Company’s Kazakhstan tax returns. See “Failure to file and pay income taxes in Kazakhstan may hinder our ability to conduct business,” under the heading “Risk Factors” above.

The following table indicates the changes in the Company’s unrecognized tax benefits for the years ended December 31, 2010 and 2009 included in other current liabilities.

Unrecognized tax benefits	$
Balance, December 31,2008		2,382,339

Additions		3,973,571
Foreign currency translation difference		(580,589)
Balance, December 31,2009		5,775,321
Additions		4,666,140
Foreign currency translation difference		(148,085)
Balance, December 31,2010		10,589,546

Value-added Tax

Value-added tax (“VAT”) was charged at 12% in 2009 and 2010, on purchases made by the Company, and the Company obtains income tax credits for VAT paid in connection with the purchase of capital equipment and other goods and services employed in its operations. The Company is entitled to use the credits against its VAT payable or sales. Sales are recognized net of value-added tax in the accompanying consolidated statements of operations and other comprehensive income (loss) for all periods being reported. The Company had $727,371 and $246,274 in VAT credits at December 31, 2010 and 2009, respectively.

Liquidity and Capital Resources

We generally finance our business with cash flows from operations and long-term loans and we use shareholders’ equity investment and retained earnings to fund capital expenditures. The large-scale capital expenditures relating to our expansion plan are funded by shareholders’ equity investment or outside financing including loans such as the ELIKA loan and the Sberbank loan and funds from operations.

Our working capital consists mainly of inventory, salaries, operating overhead (including auxiliary materials and utilities) and finance expenses. Inventory accounts for the majority of our working capital. Our working capital requirements may be influenced by many factors, including cash flow, competition, our relationships with suppliers, and the availability of credit facilities and financing alternatives, none of which can be predicted with certainty. Since 2007, we have had a revolving credit facility of approximately $3.9 million with Sberbank. In 2008, one of our major suppliers, ELIKA, extended to us an interest free loan of 2,550,000,000 tenge (or $15,547,942). As of December 31, 2010, the balance of that loan was $10,540,000.

Our expansion activities in 2011 will depend on the availability of funds from operations as well as outside financing. For example, the purchase price for the Gros acquisition acquired during 2008 and 2009 was funded in part with financing and in part with funds from operations.  We plan to continue to open new supermarkets during 2011 including our first hypermarket. We are also making improvements to our logistics and information systems to support our stores. Generally, we intend to finance this expansion from funds generated from operations. We also intend to seek additional financing to fund new stores openings which would allow us to accelerate the pace of our growth. However, there can be no assurance that our efforts to obtain additional financing will be successful. .
The following table sets forth a summary of our cash flows for the periods indicated below:

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
Net cash provided by operating activities	$9,643,150	$30,580,165
Net cash used in investing activities	1,634,046	(43,941,275)
Net cash provided by (used in) financing activities	(3,970,112)	2,001,000
Effect of exchange rate changes on cash and cash equivalents	(739,504)	10,591,079
Net increase (decrease) in cash and cash equivalents	4,775,522	(769,031)
Cash and cash equivalents at the end of the period	$5,928,192	$1,152,670

Operating Activities

Cash provided by operating activities during the year ended December 31, 2009 was 30,580,165 compared to $9,643,150 in 2010. The decrease was primarily attributable to an increase in inventory and decrease in accounts payable.

Investing Activities

Cash used in investing activities was $43,941,275 during the year ended December 31, 2009 compared to $1,634,046 in cash provided by investing activities during the year ended December 31, 2010. The cash used in investing activities in 2009 is primarily attributed to the GROS acquisition.    Cash provided by investing activities during 2010 is primarily attributable to disposal of property and equipment in connection with the restructuring that followed the Gros acquisition.

Financing Activities

Cash provided by financing activities in 2009 was $2,001,000 compared to $3,970,112 in cash used in financing activities in 2010 . Cash generated by financing activities in 2009 consisted of proceeds from a capital contribution. Cash used in financing activities in 2010 included primarily repayments of loans from Sberbank and ELIKA.

We anticipate that our available cash and expected income will be sufficient to finance most of our current activities for the next twelve months from the date of this report.  We intend to seek additional funding primarily through offerings of our securities to finance our store expansion.  If we are unable to raise additional funds, our store expansion plan may be adversely affected.  We make no assurance that such financing will be available on acceptable terms, if at all.  Several factors will affect our ability to raise additional funding, including, but not limited to, the volatility of our common stock and the conditions in the current economic environment.

Contractual Obligations

At December 31, 2010, our significant contractual obligations were as follows:

	Payments due by Period
	Less than	One to	Three to	More Than
	One Year	Three Years	Five Years	Five Years	Total
Operating lease obligations	$2,422,098	$4,187,395	$3,511,950	$5,096,954	$15,218,397
Line of credit(1)	4,537,790	-	-	-	4,537,790
ELIKA loan(2)	10,540,000	-	-	-	10,540,000
Bridge convertible note(3)	407,237	580,190	-	-	987,427
Total	$17,907,125	$4,767,585	$3,511,950	$5,096,954	$31,283,614

___________

(1)
The amount includes estimated interest payments based on 16% interest from the period of September 30, 2010 through December 26, 2011. The interest rate varies from 15% to 17%. We estimated the rate to be 16% for purposes of this table. The principal balance is $3,911,888 at December 31, 2010.

(2)	The ELIKA loan is a non interest bearing loan. The amount reported in this table is principal only.
(3)
The bridge convertible note has an interest rate of 10% with interest payments due on December 9, 2010, June 9, 2011 and at maturity (January 19, 2012).  The principal balance is $1,201,000 at December 31, 2010.

According to the loan agreement with ELIKA dated September 28, 2008 SM Market received 2,550,000,000 tenge. This amount was actually received in 2008 and was reflected in the financial statements as at December 31, 2009. The amount is equivalent to $15,547,942.

The amount of the loan that was reflected in the financial statements as at December 31, 2010 was $ 10,540,000.

When reflecting operations with ELIKA we have applied FAS 62 which governs the reflection of the loan in the amount of actual debt.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We regularly review our estimates and assumptions, which are based upon historical experience, as well as current economic conditions and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions.

We believe that the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

In accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” the Company recognizes revenue when it is realized or realizable and earned. Sales are recognized net of value-added tax and discounts when transfer of risks and rewards has been completed. Revenues from the sale of products are recognized at the point of sale. The Company must meet all of the following four criteria under SAB 104 to recognize revenue:

●	Persuasive evidence of an arrangement exists
●	Delivery has occurred
●	The sales price is fixed or determinable
●	Collection is reasonably assured

Cost of Goods Sold

Cost of goods sold includes cost of inventory sold during the period, less vendor marketing allowances.

Inventory

Inventory is stated at the lower of cost or market. Cost has been determined by using the FIFO method. The Company periodically reviews its reserves for lost or spoiled inventories. The Company is permitted to return unsold inventory to its suppliers. The Company writes off 0.03% of its inventory purchased to reflect its estimate of inventory waste and other losses. Approximately 94-97% of the Company’s inventory consists of goods procured for resale, and the remaining 3-6% consists of raw materials and goods produced by the Company for resale.

Property and Equipment

Property and equipment are stated at historical cost and are depreciated using the straight-line method over their estimated useful lives. The useful lives and depreciation methods are reviewed periodically to ensure that the depreciation method and period are consistent with the anticipated pattern of future economic benefits. Expenditures for maintenance and repairs which do not improve or extend the respective lives of the assets are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations. Our property and equipment substantially consists of machinery and equipment used in our stores, with less than 0.5% of property and equipment consisting of vehicles.

Long-Lived Assets

We apply the provisions of FASB ASC 360-10, “Property, Plant, and Equipment” (“ASC 360-10”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360-10 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. We assess goodwill for impairment annually, or more frequently if circumstances warrant a review. Based on our review, we believe that to date, there were no significant impairments of its long-lived assets.

Fair Value Estimates

For certain financial instruments, including accounts receivable, advances to suppliers, loans receivable, accounts payable, accrued payroll, advances payable and loans payable, the carrying amounts approximate fair value due to their relatively short maturities.

On January 1, 2008, we adopted ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

We did not identify any assets and liabilities that are required to be presented in the balance sheets at fair value.

Fair Value of Assets and Liabilities Acquired in the Gros Chain of Supermarkets, LLP Acquisition

We applied the provisions of FASB ASC 805, “Business Combinations” (“ASC 805”) to account for the acquisition of Gros Chain of Supermarkets, LLP (“Gros”). Values were assigned to assets based on an appraisal report provided by a third party appraiser, which values constitute significant estimates. The appraiser valued identifiable intangible assets and tangible fixed assets using a separate approach for each type of asset. Cost approach using the management accounts of Gros was used for estimating the value of specialized fixed assets; market approach using a basket of comparable retailers worldwide was used for valuation of the assets commonly traded in the market and to test the profitability of assets held by the reporting unit; and income approach using contractual rates and terms in conjunction with market rental rates and pre-tax discount rate of 18.6% was used to estimate the value of intangible assets associated with leasehold contracts. The difference between the acquired assets and the purchase price was recorded as goodwill. The following table summarizes the fair value of the assets acquired at the date of acquisition:

Equipment	44,227,534
Below-market leases	3,033,299
Software	292,914
Goodwill	52,446,253
Purchase price	$100,000,000

Goodwill and Impairment

We apply Accounting Standards Codification (“ASC”) Topic 350, “Intangibles - Goodwill and Other Intangible Assets,” to record goodwill and intangible assets.  In accordance with ASC 350, certain intangible assets are to be assessed periodically for impairment using fair value measurement techniques. Goodwill is tested for impairment on an annual basis as of the end of our fiscal year, or more frequently when impairment indicators arise. We evaluate the recoverability of intangible assets periodically and take into account events and circumstances which indicate that impairment exists. ASC 350 requires that the goodwill evaluation be performed at a reporting unit level. We have determined that we have one reporting level and we perform our goodwill impairment test based on the one reporting level.

In performing our Step 1 impairment test a discounted cash flow analysis was performed. Estimated growth was based on published forecasts of Kazakhstan Tenge inflation, retail sales of goods in Kazakhstan and growth rates of salary. Weighted average cost of capital was estimated to be 17.6% for 2009 and 17.2% for 2010. A market approach consisting of guideline companies analysis and guideline transactions analysis was then used to check the reasonableness of the results of the discounted cash flow analysis. The resulting estimate of the value of the reporting unit is substantially in excess of its carrying value.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-15 ("ASU 2009-15") regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of this ASU did not have a significant impact on our consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). The new standard addresses, among other things, guidance regarding activity in Level 3 fair value measurements. Portions of ASU No. 2010-06 that relate to the Level 3 activity disclosures are effective for the annual reporting period beginning after December 15, 2010. The Company will provide the required disclosures beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2011. Based on the initial evaluation, we do not anticipate a material impact to our financial position, results of operations or cash flows as a result of this change.

On February 25, 2010, the FASB issued ASU 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on our consolidated financial statements.

On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815 “Scope Exception Related to Embedded Credit Derivatives.” This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, Derivatives and Hedging — Embedded Derivatives — Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU is effective for the Company on July 1, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on our consolidated financial statements.

PROPERTIES

We operate all our 35 retail locations and our distribution center under lease or sub-lease agreements. Our lease agreements have a term that ranges from 1 to 15 years. Approximately 51% of our leased properties have a rent based on a percentage of the respective store’s revenue.

No.	Lessor	Location of Building	Term	Rent per Month (tenge)
		Stores
1	IP Zhubanova	Taraz, ul. Ryskulova 32a	10 years from March 20, 2009	1,050,000
2	TOO “Stroykom+K”	Uralsk, TZ “Promenade,” ul. Datova 21	3 years to January 31, 2012	4% of revenue, minimum 900,000
3	TOO “Zentralny Dom Torgovly”	Uralsk, TZ “Atrium,” ul. Nurpeisovoy 17/1	3 years	4% of revenue, minimum 1,300,000
4*	TOO “Apn Profit”	Temirtau, ul. Metallurgov 22a	10 years	4% of revenue, minimum 1,779,000; 2,249,900 from 1/1/2013
5*	TOO “Apn Profit”	Karaganda, ul. Voinov Internazionalistov 31	10 years	1,890,000; 2,835,010 from 1/1/2012
6	TOO “Almatinsky Trikotazny Kombinat”	Almaty, ul. Seyfulina 404/67	7 years to April 13, 2016	3.5% of revenue; minimum 4,124,538
7	TOO “Asa”	Almaty, ul. Seyfulina Tole Bi 472/75	7 years to July 6, 2016	4% of revenue, minimum 5,013,000
8	TOO “City Mall”	Almaty, ul. Ryskulova 143B	10 years	4.2% of revenue
9	TOO “An Bat Retail”	Almaty, ul. Makataeva 117	7 years	4% of revenue, minimum 1,000,000
10*	IP Zhunusova, IP Namazbaeva	Almaty, ul. Navoy 97	10 years to January 1, 2019	4% of revenue, minimum 644,688
11	IP Zavilsky, IP Nikizev	Almaty, mkr. Aksay-5 3	10 years	4% of revenue, minimum 1,000,000
12	TOO “Betta Star”	Almaty, pr. Raiymbeka, TZ “Prime Plaza”	10 years to November 12, 2019	5,256,256
13	IP Shingozinov	Issyk, ul. Altyn Adam 140	10 years	1,500,000
14	TOO “Rem.KZ”	Astana, pr. Kabanbay Batyra at ul. Dostyk TZ “Asia Park”	10 years	6,823,069
15	TOO “Tyan-Shan 007”	Kostanay, ul. Gogolya 85A Kazahstani-French TZ	7 years to February 1, 2014	1,592,025
16	IP Novikov	Almaty, ul. Makataeva 81	10 years	3% of revenue
17	IP Novikov	Almaty, pr. Dostyk 109B	10 years	355,185
18	TOO “Luch-2”	Almaty, mkr. Astana 1/10	10 years	3% of revenue; minimum 658,854
19	TOO “Luch-2”	Almaty, pr. Gagarina 194	10 years	3% of revenue
20	TOO “Luch-2”	Almaty, ul. Dzhandosova 87	15 years to June 23, 2024	3% of revenue
21	IP Salduzi	Almaty, ul. Pavlodarskaya 82	10 years	551,000
22	TOO “Luch-2”	Almaty, pr. Raiymbeka 239G	10 years	3% of revenue
23	TOO “Kalkaman-Kala”	Almaty, ul. Karasay Batyra/Sharipova 119/95	1 year to December 1, 2011	550,000
24	TOO “Bagzhan Land”	Chimkent, ul. Raskulova at ul. Dulati, TZ “Hyper House”	5 years to February 1, 2014	4% of revenue, minimum 2,300,000
25	TOO “Almaty Grand LLC”	Taraz, ul. Pushkina 32	5 years	4% of revenue
26	TOO “Promenade”	Almaty, pr. Abaya 44A	10 years	4,200,000
27	TOO “Shanyrak”	Almaty, ul. Valikhanova 170, TZ “Koktem”	10 years	1,700,000
28	TOO “Talud”	Almaty, ul. Mustafina 5b	10 years to December 31, 2020	1,200,000
29	TOO “Positive Best Realty”	Almaty, ul. Tole Bi 187	1 year to July 31, 2011	4,415,000
30	TOO “Almaty Grand LLC”	Almaty, mkr. Aksay-3 1	3 years	4% of revenue
31	TOO “Almaty Grand LLC”	Astana, ul. Kabanbay Batyra 32A	3 years to January 31, 2012	4% of revenue
32*	TOO “Apn Profit”	Astana, ul. Kabanbay Batyra 6/2	10 years	4% of revenue; minimum 2,460,545; 3,198,709 from 1/1/2013
33	TOO “Zolotaya Kartina”	Chimkent, Tamerlanovskoe shosse 19, TZ “Al Faraby”	10 years to May 31, 2019	1,876,896
34	TOO “Oil Real Estate”	Astana, Almatynsky rayon, ul. 1-33	4 years to March 31, 2012	6,632,010
35	TOO “Evrika”	Almaty, pr. Abaya 141	1 year	1,900,000
		Distribution Center
	TOO “EL-Trade”	Almaty, ul. Pavlodarskaya 82	1 year to November 30, 2011	1,500,000
_________
* Subleased property.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities following the completion of the share exchange described in Item 1.01 of this report by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) our chief executive officer and our top three most highly compensated officers and (iv) all executive officers and directors as a group, as of February 11, 2011.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Officers and Directors

Soledad Bayazit(3)	Director and CEO	0	0

Vassili Oxenuk(3)(4)(6)	Director	7,300,000	35.1

Artur Januszewski(3)	Director	0	0

All officers and directors as a group (3 persons named above)		7,300,000	35.1

5% Securities Holders

EL Investment Corp. (5)		11,201,603	53.9

Oxenuk Equity Fund Corp. (6)		7,300,000	35.1
______________
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 20,801,603 shares of the Company’s common stock outstanding immediately after the Closing and after giving effect to the Reverse Merger Transaction.

(3)	The address for each officer and director is c/o American Retail Group, Inc., 2770 S. Maryland Pkwy, Suite 314, Las Vegas, Nevada 89109.

(4)	Includes 7,300,000 shares held by Oxenuk Equity Fund Corp.

(5)	Edgar Salduzi has the voting and investment powers over the shares held by EL Investment Corp. The address of EL Investment Corp. is 2770 S. Maryland Pkwy, Suite 314, Las Vegas, Nevada 89109.

(6)
Vassili Oxenuk has the voting and investment powers over the shares held by Oxenuk Equity Fund Corp. Pursuant to that certain Pledge and Escrow Agreement dated as of June 10, 2010 made by Oxenuk Equity Fund Corp. for the benefit of holders of certain 10% secured convertible notes due 2012, it pledged 6 million shares to an escrow. A corresponding number of pledged shares will be cancelled each time when the Company raises capital through equity offerings until the aggregate increase in paid-in capital as a result of such offerings reaches $100 million at which time any pledged shares remaining in escrow shall be return to Oxenuk Equity Fund Corp. Any pledged shares remaining in escrow at April 1, 2015 shall be cancelled. The address of Oxenuk Equity Fund Corp. is 2770 S. Maryland Pkwy, Suite 300, Las Vegas, Nevada 89109.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS

Our Directors and Executive Officers

In connection with the change in control of the Company described in Item 5.01 of this report, effective on February 11, 2011, we appointed Ms. Soledad Bayazit as our Chairperson, Chief Executive Officer and Chief Financial Officer, and Mr. Vassili Oxenuk and Mr. Artur Januszewski as our directors. John C. Leo and Brian F. Zucker resigned as our officers at the same time. John C. Leo, Brian F. Zucker and Jimmy Sung resigned as our directors effective upon the tenth day following the Company’s mailing of the Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which occurred on February 20, 2011.

The following table sets forth certain information as of the Effective Date concerning our directors and executive officers:

Directors and Executive Officers	Position/Title	Age

Soledad Bayazit	Chief Executive Officer and Chief Financial Officer, Director	48

Vassili Oxenuk	Director	46

Artur Januszewski	Director	48

The following is a summary of the biographical information of our directors and officers:

Soledad Bayazit, 48, has served as President and a member of ARG’s Board of Directors since March 2010.  Since October 2006, Ms. Bayazit has served as President of Joint Venture “Emperador.”  Beginning in 2000, Emperador, and its predecessor company, Paola LLC, have been primarily engaged in humanitarian projects in cooperation with the Government of the Republic of Kazakhstan.  Such humanitarian projects included the construction of a hospital in Astana and assisted living locations for the indigent in Almaty.  Ms. Bayazit was also the President of Paola LLC after she founded the company in 1993.  Paola owned and operated manufacturing facilities used in the production of work clothes for industrial organizations in Kazakhstan.  During the period from 1983 to 1993, Ms. Bayazit held various positions within the Ministry of Consumer Goods of the USSR and Kazakhstan (from 1991).  These positions were Senior Economist (1983-1987), Chief of the Planning Department (1987-1989), Controller (1989-1990), Chief Financial Officer (1990-1992) and Vice President (1992-1993).  Ms. Bayazit received a B.A. in Economics and Trade Management and in Finance and Credit from Karagandy Economic University in 1983.  She is also currently enrolled in an M.B.A. program in Economics at the Kaliningrad State Technical University. We believe that Ms. Bayazit’s qualifications and her almost 20 years of experience in the consumer goods industry of Kazakhstan provide a unique perspective for our Board.

Vassili Oxenuk, 46, has been a member of ARG’s Board of Directors since March 2010.  Since 2009, Mr. Oxenuk has been the owner and Managing Member of Oxenuk Management, LLC, a registered investment advisor (RIA) headquartered in Las Vegas, Nevada. In addition, since 1996, Mr. Oxenuk has been the owner and Managing Member of Oxenuk Management Corp., a BVI company, which provides consulting and advisory services to companies located in Eastern Europe and the CIS. Mr. Oxenuk has over 15 years of venture capital and private equity experience, and has been involved in the management of various venture capital companies that have primarily focused on providing development capital to early stage, high technology companies in Eastern Europe. Mr. Oxenuk graduated from the high school for talented students specialized in physics and mathematics sponsored by the Moscow State University.  Mr. Oxenuk has a B.S. in Engineering from the Mozhaisky Military Engineering Institute, St. Petersburg, Russia, and a B.A. in Law from the Adygey State University, Russia.  He is the author of the book “Realization of Investment Management Functions” and numerous articles on strategic planning, economic development and leadership styles. We believe that Mr. Oxenuk is well suited to sit on our Board based on his extensive experience in venture capital and private equity and in management solutions advising companies in Eastern Europe and CIS on business development and expansion of operations.

Artur Januszewski, 48, who has served as Vice-Director of SM Market since 2009, has more than 20 years of experience with several of the leading supermarket chains in Europe. From 2008 to 2009, Mr. Januszewski was the Operations Director of Mosmart, a leading hypermarket and shopping center network in Russia with sales of approximately $500 million.  Prior to Mosmart, he was the Deputy Director General from 2006 to 2008 of The Paterson Co., an owner and operator of a network of more than 80 supermarkets in the Russian Federation and other Eastern European countries.  Paterson is a subsidiary of X5 Retail Group N.V., a publicly traded company and Russia’s largest retailer with sales of more than $9 billion. From 2004 to 2006, he was General Manager of Minimal Polska Sp. z o.o., a supermarket chain owned by Germany’s REWE Group.  REWE is one of the world’s leading retailers, with 2009 sales of over EUR 50 billion.  Mr. Januszewski’s experience also includes serving as the Operations Manager (2003-2004) of EMPiK sp. z o.o., a multimedia retail chain in Poland, and as Cluster Director (1999-2003) for Tesco Polska Sp. z o.o.  Tesco Polska is a subsidiary of Tesco PLC, a British retailer with annual sales exceeding GBP 55 billion.  Mr. Januszewski holds an M.S. in Economics from the High School of Planning and Statistics in Warsaw. We believe that Mr. Januszewski’s knowledge of all aspects of the Company’s business and his in-depth understanding of its operations, combined with over 20 years of experience in the retail business position him well as our Director.

All of our directors hold their positions on the board until our next annual meeting of the shareholders, and until their successors have been qualified after being elected or appointed.  Officers serve at the discretion of the board of directors.

There are no family relationships among our directors and executive officers. There is no arrangement or understanding between or among our executive officers and directors pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors.

Our directors and executive officers have not, during the past ten years:

•	had any bankruptcy petition filed by or against any business of which was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time,

•	been convicted in a criminal proceeding and is not subject to a pending criminal proceeding,

•
been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

•
been found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacate

Directors and Officers of SM Market

According to its charter, SM Market is managed by its members. Members may appoint directors and officers to manage day-to-day operations of the company. ARG is the only member of SM Market. The following table sets forth certain information as of the closing date concerning the directors and officers of SM Market:

Directors and Executive Officers	Position/Title	Age

Farida Yazdigani	Director	42

Artur Januszewski	Vice-Director	48

Balziya Papasheva	Chief Accountant	47

The following is a summary of the biographical information of directors and officers of SM Market:

Farida Yazdigani, 42, has served as the Director of SM Market since 2007. In 1999, Ms. Yazdigani founded the business of SM Market with the opening of her first grocery store in Almaty under the name Lukum Ltd. The business grew to 8 stores by 2007 when SM Market was formed. From 1992 to 1999, Ms. Yazdigani worked as a store manager at Alma-Ata GorProdTorg. Ms. Yazdigani graduated from the University of Technologies of Almaty with a major in food technologies in 1992.

Artur Januszewski, 48, who has served as Vice-Director of SM Market since 2009, has more than 20 years’ experience with several of the leading supermarket chains in Europe. From 2008 to 2009, Mr. Januszewski was the Operations Director of Mosmart, a leading hypermarket and shopping center network in Russia with sales of approximately $500 million.  Prior to Mosmart, he was the Deputy Director General from 2006 to 2008 of The Paterson Co., an owner and operator of a network of more than 80 supermarkets in the Russian Federation and other Eastern European countries.  Paterson is a subsidiary of X5 Retail Group N.V., a publicly traded company and Russia’s largest retailer with sales of more than $9 billion. From 2004 to 2006, he was General Manager of Minimal Polska Sp. z o.o., a supermarket chain owned by Germany’s REWE Group.  REWE is one of the world’s leading retailers, with 2009 sales of over EUR 50 billion.  Mr. Januszewski’s experience also includes serving as the Operations Manager (2003-2004) of EMPiK sp. z o.o., a multimedia retail chain in Poland, and as Cluster Director (1999-2003) for Tesco Polska Sp. z o.o.  Tesco Polska is a subsidiary of Tesco PLC, a British retailer with annual sales exceeding GBP 55 billion.  Mr. Januszewski holds an M.S. in Economics from the High School of Planning and Statistics in Warsaw.

Balziya Papasheva, 47, has served as Chief Accountant of SM Market since February 2009. Prior to joining SM Market, Ms. Papasheva was the Chief Accountant of “Almaty Kitap” LLC from 1997 to 2009.  Almaty KItap is a leading publisher and book retailer in Kazakhstan.  While at Almaty Kitap, she managed a staff of 35 employees.  She is highly proficient in 1C, a software series that has become the industrial standard of business accounting systems in Russia and is used by SM Market.  Ms. Papasheva graduated in 1982 from Stavropol Technological College with a specialization in book-keeping.  In 1995 she graduated from Kazakhstan State Economic University with a degree in accounting.

Audit Committee Financial Expert

Our board of directors currently acts as our audit committee.  Because we only recently executed the share exchange, our Board of Directors is still in the process of finding an “audit committee financial expert” as defined in Regulation S-K and directors that are “independent” as that term is used in Section 10A of the Securities Exchange Act.

Audit Committee

We have not yet appointed an audit committee.  At the present time, we believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.  We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, in the near future.

Compensation Committee

We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee.

Nominating Committee

We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee.

EXECUTIVE COMPENSATION

The following is a summary of the compensation we paid to our executive officers, for the two years ended December 31, 2010 and 2009 and compensation paid by SM Market. No executive officer received compensation in excess of $100,000 for any of those two years.

Summary Compensation Table

Name and Position(s)	Year	Salary($)		Stock Awards	All other Compensation	Total Compensation

Soledad Bayazit(1)	2010	$-		$-	$-	$-
CEO, CFO and Director	2009	$-		$-	$-	$-

John Leo(2)	2010	$10,000	(2)	$0	$0	$10,000
CEO, CFO and Director	2009	$10,000	(2)	$0	$0	$10,000

Farida Yazdigani	2010	$39,000		$0	$0	$39,000
Director of SM Market	2009	$39,000		$0	$0	$39,000

(1)	Ms. Bayazit was appointed as our Chief Executive Officer, President, Secretary and Director on February 11, 2011. Ms. Bayazit has been Chief Executive Officer and Director of ARG since March 2010.

(2)
Mr. Leo tendered his resignations as our Chief Executive Officer, President, Secretary and Director on February 11, 2011. On December 31, 2010, Mr. Leo received 699,679 shares in payment for $31,460 of accrued salary owed to him by the Company.

Director Compensation

For the year ended December 31, 2010, none of the members of our Board of Directors received compensation for his service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

John C. Leo, the Company’s former chief executive officer and director, was previously issued promissory notes (the “Notes”) with an outstanding balance of $100,000 and $55,500 as of December 31, 2010 and 2009, respectively, in consideration for the loans extended by him to fund the Company’s operations.  The notes originally carried a fixed rate of 15%. Principal and interest are to be paid at the occurrence of the following events: a) Any financing in excess of $25,000, b) A change of control of the board, c) The issuance of shares equal to or greater than 10% of the outstanding in any 12 month period or other securities in which upon conversion would equate to an issuance in excess of 10% of the outstanding, d) The occurrence of any business combination transaction.

On December 31, 2010, Mr. Leo has agreed to retroactively reduce the interest rate of all promissory notes due him to 4% and to extend the due dates of all notes to March 31, 2011. Mr. Leo also agreed to forgo accrued salaries of $31,459.50 owed to him in exchange for issuance of 699,679 shares of common stock. On December 31, 2010, Brian Zucker, the Company’s former chief financial officer and director agreed to forego accrued salaries of $31,459.50 owed to him.

On February 4, 2011, Mr. Leo and ARG entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Mr. Leo sold to ARG, and ARG purchased from him, (a) an aggregate of 401,603 shares of the Company’s common stock representing approximately 50.1% of the then issued and outstanding shares of common stock for an aggregate purchase price of $225,000, or approximately $0.56 per share, and (b) the Notes for an aggregate purchase price of $100,000.

In 2009, SM Market entered into leases for two of its stores located in Almaty, Kazakhstan with Andrey V. Novikov, a former director of SM Market. The leases have a term of 15 years. Monthly rent is 5% of a store’s monthly sales.

In 2009, SM Market entered into leases for four of its stores located in Almaty, Kazakhstan with LUCH-2, an entity owned by the brother of Edgar Salduzi. Edgar Salduzi is the 100% owner of El Investment Corp., a majority shareholder of the Company. The leases have a term of 15 years. Monthly rent is 5% of a store’s monthly sales.

Rent expenses under the above described leases was approximately $2.1 million for the nine months ended September 30, 2010, and approximately $3.4 million and $3.6 million for the years ended December 31, 2009 and 2008, respectively.

On July 12, 2010, ARG issued to certain investors 10% secured convertible notes in the aggregate principal amount of $1,201,000, equal to the cash proceeds of the issuance. The maturity date of the notes is January 12, 2012. Interest is accrued on the principal balance outstanding at a rate of 10% per annum starting from June 30, 2010. Accrued interest is payable on December 9, 2010, June 9, 2011 and on any conversion or payment date as applicable. The notes may not be prepaid. The Company’s obligations under this note are guaranteed by Oxenuk Equity Fund Corp., under a limited recourse guaranty, which is secured by a pledge of 6 million shares of ARG’s common stock, held by Oxenuk Equity Fund, for the benefit of the holders of the notes. Vassili Oxenuk, a director of the Company, has the voting and investment powers over the shares held by Oxenuk Equity Fund Corp.

On December 26, 2007, to fund its working capital and expand its business, the Company entered into a secured line of credit agreement with OAO Sberbank, which is Russia’s largest bank. The credit limit is 575,277,600 KZT (or $3,842,854 at September 30, 2010 at a translation rate of 149.70 KZT to $1). The credit line is available to draw from the date of the agreement until June 26, 2010. The loan bears interest at 12 or 14% per annum during the two-year period through December 26, 2009, and 15 or 17% per annum during the period from December 26, 2009 through the date of maturity, which was December 26, 2010. The note’s maturity was extended through December 21, 2011. The line of credit is secured by real estate owned by a related party entity, LUCH-2, as well as guarantees from two additional related parties, Edgar Salduzi and Gulbanu Akbalaeva. Edgar Salduzi is the brother of the owner of LUCH-2, and also holds a 100% interest in El Investment Corp., which is a majority shareholder of the Company. Gulbanu Akbalieva is an employee of the entity, owned by Alexendar Salduzi, who is the brother of Edgar Salduzi.

Other than the above transactions or as otherwise set forth in this report or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

We do not know of any material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any subsidiary, involved as a plaintiff or defendant in any material proceeding or pending litigation.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS
COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock, $.001 par value, is quoted on the OTC Bulletin Board under the symbol “ ARGB .” The following table shows the high and low closing prices for the periods indicated.

Year	High	Low

2010
Fourth Quarter	0.30	0.30
Third Quarter	1.85	1.45
Second Quarter	0.10	0.10
First Quarter	0.10	0.10

2009
Fourth Quarter	0.05	0.05
Third Quarter	0.10	0.10
Second Quarter	0.10	0.10
First Quarter	0.10	0.10

As of May 20 , 2011, we had approximately 165 shareholders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. We will rely on dividends from SM Market for our funds and regulations of Kazakhstan may limit the amount of funds distributed to us from SM Market, which will affect our ability to declare any dividends.

Securities authorized for issuance under equity compensation plans

As of the date of this Current Report, we do not have any securities authorized for issuance under any equity compensation plans and we do not have any equity compensation plans.

DESCRIPTION OF SECURITIES

The following is a summary description of material provisions of our capital stock, certificate of incorporation and by-laws, copies of which have been filed as exhibits to this report. The following discussion is qualified in its entirety by reference to such exhibits.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the Board of Directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock (there are none currently). Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Holders of our common stock do not have cumulative voting rights. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further shareholder approval.

As of May 20 , 2011, there were 20,801,603 shares of common stock issued and outstanding.

Preferred Stock

We have authorized 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share, of which none have been issued.   Our Board of Directors has the authority, without further action by the stockholders, to issue from time to time the blank check preferred stock in one or more series for such consideration and with such relative rights, privileges, preferences and restrictions that the Board may determine. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of common stock.

There are currently no shares of preferred stock outstanding.

Notes

On July 12, 2010, the Company issued to certain investors 10% secured convertible notes in the aggregate principal amount of $1,201,000, equal to the cash proceeds. The maturity date of the notes is January 12, 2012. Interest is accrued on the principal balance outstanding at an effective rate of 142% per annum from June 30, 2010. Accrued interest is payable on December 9, 2010, June 9, 2011 and on any conversion or payment date as applicable. The notes may not be prepaid. The convertible note is a compound financial instrument and must be split into its debt and equity components. The equity component (option) is $144,019 as of December 31, 2010. And the debt component (convertible note payable) is $1,180,543 as of December 31, 2010.

The Company’s obligations under this note are guaranteed by Oxenuk Equity Fund Corp. under a limited recourse guaranty, which is secured by a pledge of 6 million shares of the Company’s common stock, held by Oxenuk Equity Fund, for the benefit of the holders of the notes.

Conversion

On the closing date of a qualified financing that will be accounted for as a sale of equity on the ARG’s balance sheet, the principal amount of this note shall be automatically converted into common stock of ARG. A qualified financing means the closing of any equity or equity related financings resulting in gross proceeds to ARG of at least $20,000,000 or such lesser amount that is approved by the note’s placement agent. On the closing date of a qualified financing that will be accounted for as a sale of debt on the ARG’s balance sheet, the holder has the option to convert the principal amount of the note. Further, the holder may at any time convert any or all of the note’s principal balance into shares of the ARG’s common stock.

The number of shares of common stock to be issued upon any conversion under this note shall equal (i) the principal amount of the note being converted divided by (ii) the conversion price. The conversion price shall equal the lesser of (I) $7.00 per share (adjusted for stock splits, dividends or combination of shares after the issuance of the note) or (II) the product of (x) 450% of (4.5 times) the ARG’s net after-tax income for the year ended December 31, 2009 as set forth in financial statements audited and reported in accordance with US GAAP divided by (y) 14,000,000. The net income of the Company for the year, ended December 31, 2009 was $15,429,655 and therefore conversion price should be calculated as: 4.5х15,313,498/14,000,000 and is equal to $4.92.

The Company estimated the value of the operating business at $153,000,000 as of December 31, 2009 and $217,00,000 as of December 31, 2010, the mid-point being $185,000,000. Outstanding shares at the time of issuance of the convertible notes were 20,000,000. Management therefore estimates the value per share on that date to be $9.25. Total shares underlying the convertible notes using the conversion rate of $4.92 are 244,106 and the estimated value of those shares at $9.25 per share is $2,257,981. A beneficial conversion feature of $1,056,981 is being accreted to interest expense over the 2 year life of the notes using the interest rate method at an imputed interest rate of 142%.

Event of Default

Under the terms of the note agreement, an event of default means any one of the following events:

●	ARG’s failure to pay to the holder any amount of principal, interest, or other amounts when due and as due under the note;
●
ARG or its subsidiary commences any applicable bankruptcy proceeding, or is adjudicated insolvent or bankrupt, or any order of relief to this effect is entered, or the Company fails to pay any of its debts as they become due, or the Company restructures its debts;

●	ARG or its subsidiary defaults in any of its obligations under any other debenture or mortgage, credit agreement or other facility in an amount exceeding $50,000;
●	ARG or its subsidiary shall incur any indebtedness that is pari passu with or senior in priority to the note.

During the time that this note is outstanding, if any event of default has occurred, 150% of the full unpaid principal amounts of this note, together with accrued and unpaid interest, immediately due and payable in cash. During the continuance of default, the following remedies will be available to the holder:

●	The interest rate on all amounts due to the holder will be 15% per annum from the date of default until full repayment occurs;
●	Within 3 business days after the occurrence of default, the Company shall redeem the note at 150% of the principal amount plus accrued interest;
●
The Company shall issue the holder a warrant, which shall permit the holder to purchase that number of whole shares equal to the principal amount of this note (prior to acceleration) divided by the conversion price.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our by-laws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such persons promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us, which it may be unable to recoup.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and the notes to the consolidated financial statements are included in this report starting on page F-1.

Item 3.02   Unregistered Sales of Equity Securities.

Please refer to Item 1.01 - “Entry into a Material Definitive Agreement” for a description of the unregistered sales of equity securities pursuant to the Share Exchange Agreement, which is incorporated in its entirety into this Item 3.02.

The issuance of shares of common stock under the Share Exchange Agreement was exempt from registration pursuant to Section 4(2) of the Securities Act, Regulation D and Regulation S promulgated thereunder.

Item 4.01   Changes in Registrant’s Certifying Accountant

Previous Independent Accountants

On February 11, 2011, we dismissed Paritz & Company, P.A., as our independent accountant. The reports of Paritz and Company, P.A., on our financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified; however, the reports were modified as to the uncertainty of our ability to continue as a going concern due to our  dependence on a successful execution of our plan of operations and ability to raise additional financing, lack of our generation of revenues, and our stockholders’ deficit and negative working capital. The decision to change independent accountants was approved by our Board of Directors on February 11, 2011.

During our two most recent fiscal years and through the date of this report, we have had no disagreements with Paritz & Company, P.A., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Paritz and Company, P.A., would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During our two most recent fiscal years and through the date of this report on Form 8-K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the SEC.

We provided Paritz & Company, P.A., with a copy of this disclosure before its filing with the SEC. We requested that Paritz & Company, P.A., provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Paritz & Company, P.A., stating that it does agree with the above statements. A copy of such letter, dated as of February 14, 2011 is filed as Exhibits 16.1 to this report.

New Independent Accountants

Our Board of Directors appointed Femida-Audit LLC as our new independent registered public accounting firm effective as of February 11, 2011. During the two most recent fiscal years and through the date of our engagement, we did not consult with emida-Audit LLC regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

Item 5.01   Changes in Control of Registrant

On February 11, 2011, we consummated the share exchange transaction with the shareholders of ARG, through which the shareholders of ARG delivered to us all the issued and outstanding shares of stock of ARG and in exchange, we delivered to them 20,000,000 shares of newly-issued common stock. EL Investment Corp. became a holder of 11,201,603 shares our common stock and Oxenuk Equity Fund Corp. became a holder of 7,300,000 shares of our common stock.

Prior to closing of the share exchange, we were authorized to issue 200,000,000 shares of Common Stock, of which 801,603 shares of Common Stock were issued and outstanding, and 10,000,000 shares of preferred stock, none of which was issued and outstanding.

As a result of these transactions, EL Investment Corp. became our majority shareholder. Mr. Edgar Salduzi is the controlling stockholder of EL Investment Corp.

In connection with these transactions, effective on February 11, 2011, we appointed Ms. Soledad Bayazit as our Chairman, Chief Executive Officer and Chief Financial Officer, and Mr. Vassili Oxenuk and Mr. Artur Januszewski as our directors. John C. Leo and Brian F. Zucker resigned as our officers at the same time. John C. Leo, Brian F. Zucker and Jimmy Sung resigned as our directors effective February 20, 2011.

Item 5.02.   Departure of Directors or Principal Officers; Election of Directors, Appointment of Directors

Please refer to Item 2.01 - “Completion of Acquisition or Disposition of Assets “- “Our Directors and Executive Officers” and Item 5.01 - “Changes in Control of Registrant” above, which description is in its entirety incorporated by reference to this Item 5.02 of this report.

Item. 5.06   Change in Shell Company Status

As a result of our acquisition of all of the outstanding capital stock of ARG as described in Item 2.01, which description is incorporated by reference in this Item 5.06 of this report, we ceased being a shell company as such term is defined in Rule 12b-2 under the Exchange Act.

Item 9.01   Financial Statements and Exhibits.

(a)	The financial statements of ARG are appended to this report beginning on page F-1.

(b)	Pro forma financial information concerning the Reverse Acquisition is appended to this report beginning on page F-27.

(c)	The following exhibits are filed with this report:

	2.1	Form of Share Exchange Agreement dated February 11, 2011 *

	3. 1	Articles of Incorporation (2)

	3.2	Bylaws (2)

	10.1	Guarantee by Oxenuk Equity Fund Corp. (2)

	10.2	Line of Credit Agreement dated December 26, 2007 by and between SM Market and AOA Sberbank (2)

	10.3	Asset Purchase Agreement dated March 1, 2009 by and between SM Market and Gros (2)

	10.4	Agreement dated September 28, 2008 by and between ELIKA and SM Market (2)

	10.5	Agreement dated March 1, 2009 by and between SM Market and Eldorado (2)

	10.6	Accessory (Loan) Agreement dated December 22, 2010 by and between SM Market and Sberbank*

	16.1	Letter from Paritz & Company, P.A. to the SEC dated February 14, 2011 (1)

	16.2	Letter from Paritz & Company, P.A. to the SEC dated May 20, 2011*

	21.1	List of Subsidiaries (1)

______________
*Filed herewith.

(1) Incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 14, 2011.

(2) Incorporated by reference to Amendment No. 1 to our Current Report on Form 8-K filed with the SEC on March 31, 2011.

American Retail Group, Inc. and Subsidiary
Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

TO THE BOARD OF DIRECTORS

American Retail Group, Inc

Independent Auditor’s Report

We have audited the accompanying consolidated balance sheets of American Retail Group, Inc (the Company), as of December 31, 2010 and 2009, and the related statements of operations, cash flows and changes in equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States ). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Retail Group, Inc., as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Audit Firm “Femida-Audit”, OOO Moscow, Russia March 31, 2011 excluding Notes 1,2,3,4,5,6,9,10,11,14,15,17,19,20 that were revised as at May 20, 2011.

AMERICAN RETAIL GROUP, INC. CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2010 AND DECEMBER 31, 2009

	December 31,	December 31,
	2010 (restated)	2009 (restated)
CURRENT ASSETS
Cash and cash equivalents	$5,928,192	$1,152,670
Accounts receivable	4,425,586	2,927,283
Advances to suppliers	148,397	639,949
VAT credits	727,371	246,274
Inventory	35,146,413	30,101,652
Other current assets	1,246,431	115,332
Total current assets	47,622,390	35,183,160
FIXED ASSETS
Property and equipment, net	66,594,482	70,335,411
Intangible assets, net	2,356,619	2,809,207
Goodwill	43,077,882	42,000,935
Equipment advances	387,169	241,585
Debt issue costs	88,905	-
Total fixed assets
TOTAL ASSETS	$160,127,448	$150,570,299
CURRENT LIABILITIES
Accounts payable and accrued expenses	$25,039,292	$37,856,555
Liability for uncertain tax positions	10,589,546	5,775,321
Line of credit, current	3,911,888	3,814,090
Loan payable, current	10,540,000	15,547,942
Total current liabilities	50,080,725	62,993,909
NON-CURRENT LIABILITIES
Line of credit, non-current	-	-
Loan payable, non-current		-
Convertible note payable	1,180,543	-
Total non-current liabilities	1,180,543
TOTAL LIABILITIES	51,261,268	62,993,909
Commitments and contingencies	-	-
STOCKHOLDERS' EQUITY
Common stock; $0.001 par value; 100,000,000 shares authorized
20,000,000 shares issued and outstanding	20,000	12,000
Additional paid-in capital	70,213,728	70,077,709
Accumulated other comprehensive loss	(15,671,728)	(17,917,276)
Retained earnings	54,304,179	35,403,956
Total stockholders' equity	108,866,180	87,576,390
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$160,127,448	$150,570,299

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RETAIL GROUP, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER, 2010 AND 2009

	December 31	December 31
	2010 (restated)	2009 (restated)

Revenue	$211,043,598	$218,526,896
Cost of Revenue	(154,082,369)	(151,473,036)
Gross profit	56,961,229	67,053,860

Operating expenses
Selling expense	(25,659,893)	(25,524,819)
General and adminstrative expense	(5,528,061)	(19,930,571)
Gain (loss) on disposal of assets	(161,847)	443
Total operating expenses	(31,349,802)	(45,454,947)
Income from operations	25,611,427	21,598,913

Non-operating income (expense)
Other operating income	546,063	-
Other comprehensive expenses	(446,778)	-
Foreign exchange transaction loss	(391)	(161)
Interest expense	(2,143,958)	(2,311,682)
Total non-operating income (expense)	(2,045,064)	(2,311,843)

Income before income tax	23,566,362	19,287,069

Provision for income taxes	(4,666,140)	(3,973,571)

Net income	$18,900,223	$15,313,498

Other comprehensive income (loss)
Foreign currency exchange adjustment	2,194,223	(17,840,135)

Comprehensive income	$21,094,445	$(2,526,637)

Weighted average shares outstanding
Basic	12,000,000	12,000,000
Diluted	12,244,106	12,000,000

Earnings (loss) per share
Basic	$1.58	$1.28
Diluted	$1.54	$1.28

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN RETAIL GROUP, INC. CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER, 2010 AND 2009
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount

Balance December 31, 2008	1,200,000	1,200	8,659,653	(77,141)	20,090,458	28,674,170
Shares issued to Eldorado for 2008 advances toward purchase of Gros Chain of Supermarkets,LLP	10,8000,000	10,800	59,417,056			59,427,856
Foreign currency translation adjustment				(17,840,135)	-	(17,840,135
Capital contribution			2,001,000			2,001,000
Net income for the year ended December 31, 2009				-	15,313,498	15,313,498

Balance December 31, 2009 (restated)	12,000,000	12,000	70,077,709	(17,917,276)	35,403,956	87,576,390
Foreign currency exchange adjustment				2,245,548		2,245,548
Option			144,019			144,019
Forfeitable shares issued for future fundraising	8,000,000	8,000	(8,000)
Net income for the year ended December 31,2010					18,900,223	18,900,223

Balance December 31, 2010 (restated)	$20,000,000	$20,000	$70,213,728	$(15,671,728)	$54,304,176	$108,866,180

The accompanying notes are an integral part of these consolidated financial statements

AMERICAN RETAIL GROUP, INC. CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Dec. 31 2010 (restated)	Dec. 31 2009 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$18,900,223	15,313,498
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,858,737	2,223,379
Non-cash interest expense	1,516,955	1,733,691
Amortization of debt discount	20,220	-
Amortization of debt issue costs	-	-
Gain (loss) on disposal of property and equipment	161,847	(443)
Increase / (decrease) in current assets:
Accounts receivable	(1,498,303)	(41,126)
Advances to suppliers	491,552	(118,439)
VAT credits	(481,097)	413,058
Inventory	(5,044,761)	(1,877,403)
Other current assets	(1,131,099)	(94,184)
Increase / (decrease) in current liabilities:
Accounts payable and accrued expenses	(12,817,264)	9,054,563
Liability for uncertain tax positions	4,666,140	3,973,571
Net cash provided by operating activities	9,643,150	30,580,165
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets	-	(27,002,285)
Disposals of property and equipment	1,779,630	981,478
Change in equipment advances	(145,584)	22,651,676
Purchase of GROS Chain of Supermarkets, LLP	-	(40,572,144)
Net cash used in investing activities	1,634,046	(43,941,275)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans receivable	1,201,000	-
Repayment of loans payable	(6,800,000)	-
Payment of debt issue costs	(109,125)	-
Interest repayment of convertible note	(54,045)
Proceeds from capital contribution		2,001,000
Net cash provided by (used in) financing activities	(3,970,112)	2,001,000
Effect of exchange rate changes on cash and cash equivalents	(739,504)	10,591,079
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,775,522	(769,031)
CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	1,152,670	1,921,701
CASH AND CASH EQUIVALENTS, ENDING BALANCE	$5,928,192	1,152,670
CASH PAID FOR:
Interest	$-	577,991
Income taxes	$-	1,553
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES :
Purchase of GROS Chain of Supermarkets, LLP	$-	59,427,856

The accompanying notes are an integral part of these consolidated financial statements.

* The audited Consolidated Statement of Cash Flows for the years, ended December 31, 2010 and 2009 was revised. In the statement in line "Cash flows from investing activities" the sum actually paid for GROS acquisition has been presented incorrectly. The actual amount of $40,572,144 should be indicated instead of $44,049,344.

Due to GROS acquisition, changes in the structure of assets deal with the acquisition of fixed assets and intangible assets (leases), therefore the difference in the amount of $ 3,477,200 ($44,049,344-$40,572,144) was reflected in line “Purchase of property and equipment and intangible assets.”

In the audited Statement of Cash Flows for the years ended December 31, 2010 and 2009 the amount of $22,697,694 in line "Purchases of property and equipment and intangible assets". is incorrect It would be correct to specify the sum of $27,002,285. This error has not affected the consolidated balance sheet and consolidated income statement, since the statement of cash flows was prepared in accordance with ASC 230 “Statement of Cash Flows” by indirect method. When correcting this error in the financial statements, we applied ASC 250-10-45-22 - 45-24 and 250-10-50-7 - 50-10. Our auditors have addressed to AU Section 508 and 9508 regarding the impact of the corrected errors in previously issued financial statements to the auditor's report and the date of the audit report.

AMERICAN RETAIL GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

American Retail Group, Inc., formerly known as Resource Acquisition Group, Inc. (the “Company”) is a Nevada corporation organized on January 27, 1934.

Effective February 11, 2011 the Company acquired 100% of the stock of  American Retail Group, Inc. (“ARG”) which owns 100% of the stock of  TOO  SM Market Retail («SM Market »), a limited liability company organized under the laws of Kazakhstan, which operates a chain of supermarkets in Kazakhstan (the “Reverse Acquisition.”). Pursuant to the share exchange agreement, on February 11, 2011, stockholders of ARG transferred 100% of the outstanding shares of its common stock held by them, in exchange for an aggregate of 20,000,000 newly issued shares of the Company’s common stock. The shares of common stock of the Company acquired by the stockholders of ARG constitute approximately 96.1% of the Company’s issued and outstanding common stock after giving effect to the share exchange.

As a result of the share exchange described above, the Company became the parent company of ARG which owns 100% of SM Market. The acquisition of ARG was accounted for as a reverse acquisition. ARG is considered the acquirer for accounting and financial reporting purposes.

American Retail Group, Inc. was incorporated in Las Vegas, Nevada on February 16, 2010. Effective March 10, 2010, the Company consummated a share exchange with the stockholders of SM Market Retail, LLP. As a result of the share exchange, ARG acquired all of the outstanding equity of SM Market in exchange for issuance of 12,000,000 shares of its common stock. The exchange of shares with the SM Market stockholders was accounted for as a reverse acquisition under the acquisition method of accounting, since ARG obtained control over SM Market.

On March 25, 2011, the Company filed Articles of Merger with the Nevada Secretary of State (the “Merger Certificate”) to effectuate a merger of the Company’s wholly owned subsidiary, ARG, with and into the Company pursuant to an Agreement and Plan of Merger dated as of March 9, 2011 by and between the Company and ARG (the “Merger Agreement”). In connection with the merger the name of the Company was changed to American Retail Group, Inc.  The merger became effective on April 1, 2011.

The Company’s revenues are earned and cash is generated as consumer products are sold to customers in its stores. The Company earns income predominantly by selling products at price levels that produce revenues in excess of its costs to make these products available to its customers. Such costs include procurement and distribution costs, facility occupancy and operational costs, and overhead expenses.

The Company’s fiscal year ends on December 31.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) and have been consistently applied. The Company’s subsidiary uses its local currency, the Kazakhstan Tenge; however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($).

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ARG, TOO SM Market Retail, LLP, its wholly owned subsidiary and the Company. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the Company’s consolidated financial statements relate to the determination of depreciation rates for equipment, as well as the carrying value of our inventory. Actual results could differ materially from these estimates upon which the carrying values were based.

Revenue Recognition

In accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” the Company recognizes revenue when it is realized or realizable and earned. Sales are recognized net of value-added tax and discounts when transfer of risks and rewards has been completed. Revenues from the sale of products are recognized at the point of sale. The Company must meet all of the following four criteria under SAB 104 to recognize revenue:

• Persuasive evidence of an arrangement exists
• Delivery has occurred
• The sales price is fixed or determinable
• Collection is reasonably assured

Cost of Goods Sold

Cost of goods sold includes cost of inventory sold during the period, less the below vendor marketing allowances.

Vendor allowances totaled $11.6 million and $20.2 million in 2010 and 2009, respectively. Vendor allowances can be grouped into the following broad categories: promotional allowances, slotting allowances and contract allowances. All vendor allowances are classified as an element of cost of goods sold.

Promotional allowances made up approximately 99% in 2010 and 62% of all allowances in 2009. With promotional allowances, vendors pay SM Market to promote their product. The promotion may be any combination of a temporary price reduction, a feature in print ads, a feature in an SM Market circular or a preferred location in the store. The promotions are typically one to two weeks long.

There were no slotting allowances in 2010. Slotting allowances made up approximately 11% of all allowances in 2009. With slotting allowances, the vendor reimburses SM Market for the cost of placing new product on the shelf. The Company has no obligation or commitment to keep the product on the shelf for a minimum period.

Contract allowances make up the remainder of all allowances. Under a typical contract allowance, a vendor pays the Company to keep product on the shelf for a minimum period of time or when volume thresholds are achieved.

Promotional and slotting allowances are accounted for as a reduction in the cost of purchased inventory and recognized when the related inventory is sold. Contract allowances are recognized as a reduction in the cost of goods sold as volume thresholds are achieved or through the passage of time.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in time deposits and all highly liquid investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are presented at net realizable value. Accounts receivable primarily arises from the Company’s marketing activities on behalf of its suppliers. The Company annually ascertains the need for potential credit losses on accounts receivable.  Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of the reserve.

Advances to Suppliers / Equipment Advances

The Company makes advances to certain suppliers for purchases of inventory. These advances are interest free and unsecured. When advances are paid towards purchases of equipment, the Company separately classifies the payment in long-term assets as equipment advances, due to the long-term nature of the assets being purchased.

Inventory

Inventory is stated at the lower of cost or market. Cost has been determined by using the FIFO method. The Company periodically reviews its reserves for lost or spoiled inventories. The Company is permitted to return unsold inventory to its suppliers. The Company writes off 0.03% of its inventory purchased to reflect its estimate of inventory waste and other losses. Approximately 94-97% of the Company’s inventory consists of goods procured for resale, and the remaining 3-6% consists of raw materials and goods produced by the Company for resale.

Property and Equipment

Property and equipment are stated at historical cost and are depreciated using the straight-line method over their estimated useful lives. The useful lives and depreciation methods are reviewed periodically to ensure that the depreciation method and period are consistent with the anticipated pattern of future economic benefits. Expenditures for maintenance and repairs which do not improve or extend the respective lives of the assets are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations. The Company’s property and equipment substantially consists of machinery and equipment used in its stores, with less than 0.5% of its property and equipment consisting of vehicles.

The estimated useful lives were as follows:

Machinery and equipment	30 years
Vehicles	10 years

Long-Lived Assets

The Company applies the provisions of FASB ASC 360-10, “Property, Plant, and Equipment” (“ASC 360-10”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360-10 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2010, December 31, 2009 there were no significant impairments of its long-lived assets.

Intangible Assets and Goodwill

Intangible assets consist of (1) software and (2) below-market leases relating to store leases assumed in connection with the acquisition of Gros Chain of Supermarkets, LLP (see Note 17). Below-market leases were estimated by Alexei Ovsiannikov, an independent appraiser. Under-market leases were estimated at $2,166,643 and $2,599,971 as of December 31, 2010 and December 31, 2009, respectively. Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Software is amortized over a 5-year useful life. The under-market leases are being amortized over an estimated 7-year life. Goodwill is not amortized but is tested annually for impairment in the fourth quarter of each fiscal year by comparing the fair value of the business to its carrying amount, including goodwill.

If the carrying amount of the intangible assets or goodwill exceeds its calculated fair value, the second step of the impairment test will be performed to measure the amount of the impairment loss, if any. Based on its review, the Company believes that, as of December 31, 2010 and December 31, 2009, there were no impairments of its intangible assets or goodwill.

Fair Value Measurements

For certain financial instruments, including accounts receivable, advances to suppliers, loans receivable, accounts payable, accrued payroll, advances payable and loans payable, the carrying amounts approximate fair value due to their relatively short maturities.

On January 1, 2008, the Company adopted FASB ASC 820-10, “Fair Value Measurements and Disclosures (“ASC 820-10”).” ASC 820-10 defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.
●
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company did not identify any assets and liabilities that are required to be presented in the balance sheets at fair value.

Leases

The Company enters into long-term operating leases for its stores and its corporate office in Almaty, Kazakhstan. For each lease, the Company applies ASC 840 “Leases” to properly determine if it is an operating lease or a capital lease.

 According to long-term leases agreements:

-there is a straight-line basis for lease payments;
-the lease does not pass title to SM Market by the end of the lease term;
-the lease does not contain a bargain purchase option;
-the lease term is less than 75% of the property’s estimated remaining economic life;
-the present value of the minimum lease payments is less than 90% of the fair value of stores and corporate office.

Thus, according to ASC 840 “Leases”, in financial statements these leases are not classified as capital leases but as operating leases. The total amount of the minimum lease payments for each lease is recognized as rent expense over the term of the lease.

Concentrations

Cash includes cash on hand and demand deposits in accounts maintained within Kazakhstan and the United States. Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash. The Company maintains balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the Unites States. Balances at financial institutions within Kazakhstan are not covered by insurance. The Company has not experienced any losses in such accounts

Foreign Currency Transactions and Comprehensive Income

The reporting currency of the Company is the U.S. dollar. The Company’s subsidiary uses its local currency, the Kazakhstan Tenge (“KZT”), as its functional currency. Assets and liabilities are translated using the exchange rates prevailing at the balance sheet date. Exchange adjustments resulting from this process are included in accumulated other comprehensive income (loss) in the consolidated statements of stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Company recorded foreign currency translation adjustment of $2,194,223 and $(17,840,135) for the years ended December 31, 2010 and December 31, 2009, respectively. Asset and liability amounts at December 31, 2010 were translated at 147.06 KZT to $1.00 for the Company's Kazakh subsidiary. Asset and liability amounts at December 31, 2009 were translated at 149.70 KZT to $1.00, respectively for the Company's Kazakh subsidiary. Equity accounts were stated at their historical rates. The average exhange rates applied to income statement accounts for the period ended 31 December, 2010 were 147.06 KZT to $1.00. The average exhange rates applied to income statement accounts for the years ended December 31, 2009 were 144.93 KZT to $1.00, respectively. Cash flows are also translated at average exhange rates for the period.

Therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated statement of financial position.

Foreign Currency Transaction Gains and Losses

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. For the year ended December 31, 2010, the Company recorded net transaction losses of $391. For the year ended December 31, 2009, the Company recorded net transaction losses of $161.

Historically, the Company has not entered into any currency trading or hedging transactions, although there is no assurance that the Company will not enter into such transactions in the future.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations and other comprehensive income.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the FASB ASC 260-10, “Earnings Per Share” (“ASC 260-10”). Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive instruments were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Information, concerned with dilutive shares at December 31, 2010, is presented in the table below. At December 31, 2009 there were no potentially dilutive shares that would be included or excluded in calculating diluted earnings per share. The following is a reconciliation of basic and diluted earnings per share for the years ended December 31, 2010 and 2009, respectively.

	Year Ended December 31,
	2010			2009
	Income	Shares	Per share	Income	Shares	Per share

Basic earnings per share

Net income	$18,900,223			$15,313,498

Weighted shares outstanding		12,000,000			12,000,000

			$1.58			$1.28

Diluted earnings per share

Net income	$18,900,223			$15,313,498

Weighted shares outstanding		12,000,000			12,000,000

Effect of derivative securities Convertible note payable		244,106			—

Weighted shares outstanding (deluted)		12, 244,106			12,000,000

			$1.54			$1.28

Statement of Cash Flows

In accordance with FASB ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies using the average exhange rate. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Segment Reporting

FASB ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segment. Disaggregation of the Company’s operating results is impracticable, because the operating activities and its assets overlap, and management reviews its business as a single operating segment. All of the Company’s operations are located in Kazakhstan.

Recent Pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-15 ("ASU 2009-15") regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). The new standard addresses, among other things, guidance regarding activity in Level 3 fair value measurements. Portions of ASU No. 2010-06 that relate to the Level 3 activity disclosures are effective for the annual reporting period beginning after December 15, 2010. The Company will provide the required disclosures beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2011. Based on the initial evaluation, the Company does not anticipate a material impact to the Company’s financial position, results of operations or cash flows as a result of this change.

On February 25, 2010, the FASB issued ASU 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815 “Scope Exception Related to Embedded Credit Derivatives.” This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, Derivatives and Hedging — Embedded Derivatives — Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU is effective for the Company on July 1, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

Note 3 – Accounts Receivable

The following is a summary of accounts receivable:

	Dec. 31, 2010	Dec. 31, 2009
Marketing allowances($)	244,147	2,689,485
Space sublet ($)	3,624,444	—
Other trade receivables ($)	556,995	237,798
	4,425,586	2,927,283

None of our current accounts receivable has aging of more than 30 days.

Note 4 - Advances to Suppliers

Generally we receive products on credit and pay for them after receipt. However, some vendors who provide perishable items and vendors that are located outside of our markets will generally want to be prepaid for inventory purchases. The Company had $148,397 and $639,949 in advances paid to suppliers at December 31, 2010 and December 31, 2009, respectively.

Note 5 - Property and Equipment

The following is a summary of property and equipment:

	Dec 31, 2010	Dec. 31, 2009
Machinery and equipment ($)	75,117,615	73,431,252
Vehicles ($)	72,353	70,544
Other fix asserts ($)	8,021	—
Total initial cost ($)	75,197,989	73,501,796
Accumulated depriciation ($)	(8,603,506))	(3,166,385)
Property and equipment, net ($)	66,594,482	70,335,411

Note 6 - Intangible Assets

The following is a summary of intangible assets:

	Dec. 31, 2010	Dec. 31, 2009
Under-market leases ($)	2,491,467	2,429,180
Software ($)	831,110	809,959
	3,322,577	3,239,139
Accumulated amortization ($)	(965,957))	(429,932)
Intangible assets, net ($)	2,356,920	2,809,207

Information about estimated amortization expense for intangible assets subject to amortization for the five years succeeding December 31, 2011, is as follows:

Amortization
Expense
2011	$433,357
2012	433,357
2013	433,357
2014	433,357
2015	433,357

Amortization expense was approximately $536,025 and $429,932 for the years ended December 31, 2010, and 2009, respectively .

Note 7- Goodwill

Goodwill arose from the excess of the purchase price of the Gros Chain of Supermarkets, and represents the value that the Company paid in the ongoing business. The Company performed a cash flow analysis of the goodwill in accordance with FASB ASC 360-10, and determined at December 31, 2010 and December 31, 2009 that no impairment of its goodwill should be recorded.

Note 8 – Equipment Advances

The Company had $387,169 and $241,585 in equipment advances at December 31, 2010 and December 31, 2009 respectively. Equipment advances were classified in non-current assets because the advances were towards purchases of equipment.

Note 9 – Line of Credit

On December 26, 2007, to fund its working capital and expand its business, the Company entered into a secured line of credit agreement with OAO Sberbank, which is Russia’s largest bank. The credit limit is 575,277,600 KZT (or $3,911,888 at December 31, 2010 at an exhange rate of 147.06 KZT to $1). The credit line is available to draw from the date of the agreement until June 26, 2010. The loan bears interest at 12 or 14% per annum during the two-year period following December 26, 2009, and 15 or 17% per annum during the period from December 26, 2009 through the date of maturity, which is December 26, 2010. The loan’s maturity was extended through December 21, 2011 If the Company’s quarterly deposit activity exceeds 1,500,000,000 KZT (or $10,199,918 at December 31, 2010 at an exhange rate of 147.06 KZT to $1), then the lower interest rate prevails. The loan payable is 575,277,526 KZT (or $3,911,888 at an exhange rate of 147.06 KZT to $1) and 575,277,526 KZT (or $3.814.090 at an exhange rate of 150.83 KZT to $1) as of December 31, 2010 and December 31, 2009, respectively. Otherwise, the higher rate of interest is accrued. Beginning January 27, 2008, the Company is required to make monthly interest-only payments on the line of credit based on the applicable interest rate throughout the term of the loan, with a balloon payment due at maturity for the full principal amount plus any accrued and unpaid interest.

The line of credit is secured by real estate owned by a related party entity, LUCH-2, as well as guarantees from two additional related parties, Edgar Salduzi and Gulbanu Akbalayeva. Edgar Salduzi is the brother of the owner of LUCH-2, and also holds a 100% interest in El Investment, which is 54% shareholder of the Company. Gulbanu Akbalayeva is an employee of the entity, owned by Alexender Salduzi, who is the brother of Edgar Salduzi. The Company may repay the loan early without penalty. However, Sberbank reserves the right of refusal of early repayment. If the Company fails to make its monthly interest payments within 10 days of the due date, the Company must pay an additional 0.25% penalty on the outstanding principal balance of the loan. Sberbank has the right to demand repayment in the event of default. Terms of default include any non-payments of amounts owed under the agreement, as well as violation of any other terms of the agreement by the Company. Further, a 6% penalty on unpaid principal is charged to the Company in the event of default.

As of December 31, 2010, the Company has borrowed the maximum amount available.

Interest expense from this line of credit during the years ended December 31, 2010 and 2009 was $591, 662 and $577,991, respectively.

Note 10 – Loan Payable

On September 28, 2008, to fund its working capital and expand its business, the Company entered into an unsecured, interest-free loan agreement with TOO ELIKA, who is also a supplier to the Company. According to the loan agreement the Company received 2,550,000,000 tenge which is equivalent to $15,547,942 that was reflected in the financial statement as at December 31, 2009. The loan contains no default provisions. As at December 31, 2010 and 2009, the principal amount is 1,550,000,000 KZT (or $10,540,000 at an exhange rate of 147.06 KZT to $1) and 2,345,089,291 KZT (or $15,547,942 at an exhange rate of 150.83 KZT to $1), respectively. In 2010 the Company repaid 1,000,000,000 KZT (or $6,800,000) from the loan made by ELIKA and the amount of the loan that was reflected in the financial statements as at December 31, 2010 was reduced to $10,540,000. The Company recognized interest expense on the loan against additional paid-in capital over the loan’s maturity at a rate of 12% per annum, a rate similar to the interest incurred on the Company’s line of credit with Sberbank (see Note 9), and considered by the Company to be a comparable rate on a loan similar in nature. The Company recognized interest expense on this loan in the accompanying statements of operations and other comprehensive income in the amount of $1,393,393 and $1,733,691 during the years ended December 31, 2010 and 2009, respectively. The loan matured on September 30, 2010. The Company and ELIKA agreed to an extension of maturity to August 30, 2011.

Note 11 – Convertible Note Payable

On July 12, 2010, the Company issued to certain investors 10% secured convertible notes in the aggregate principal amount of $1,201,000, equal to the cash proceeds. The maturity date of the notes is January 12, 2012. Interest is accrued on the principal balance outstanding at an effective rate of 142% per annum from June 30, 2010. Accrued interest is payable on December 9, 2010, June 9, 2011 and on any conversion or payment date as applicable. The notes may not be prepaid. The convertible note is a compound financial instrument and must be split into its debt and equity components. The equity component (option) is $144,019 as of December 31, 2010. And the debt component (convertible note payable) is $1,180,543 as of December 31, 2010.

The Company accrues interest on this convertible note in the amount of $123,562 for the year, ended December 31, 2010. And there were no interests accrued for the year ended December 31, 2009.

The Company’s obligations under this note are guaranteed by Oxenuk Equity Fund Corp. under a limited recourse guaranty, which is secured by a pledge of 6 million shares of the Company’s common stock, held by Oxenuk Equity Fund, for the benefit of the holders of the notes.

Conversion

On the closing date of a qualified financing that will be accounted for as a sale of equity on the Company’s balance sheet, the principal amount of this note shall be automatically converted into common stock of the Company. A qualified financing means the closing of any equity or equity related financings resulting in gross proceeds to the Company of at least $20,000,000 or such lesser amount that is approved by the note’s placement agent. On the closing date of a qualified financing that will be accounted for as a sale of debt on the Company’s balance sheet, the holder has the option to convert the principal amount of the note. Further, the holder may at any time convert any or all of the note’s principal balance into shares of the Company’s common stock.

The number of shares of common stock to be issued upon any conversion under this note shall equal (i) the principal amount of the note being converted divided by (ii) the conversion price. The conversion price shall equal the lesser of (I) $7.00 per share (adjusted for stock splits, dividends or combination of shares after the issuance of the note) or (II) the product of (x) 450% of (4.5 times) the Company’s net after-tax income for the year ended December 31, 2009 as set forth in financial statements audited and reported in accordance with US GAAP divided by (y) 14,000,000. The net income of the Company for the year, ended December 31, 2009 was $15,313,498 and therefore conversion price should be calculated as: 4.5 х 15,313,498 / 14,000,000 and is equal to $4.92.

The Company estimated the value of the operating business at $153,000,000 as of December 31, 2009 and $217,00,000 as of December 31, 2010, the mid-point being $185,000,000. Outstanding shares at the time of issuance of the convertible notes were 20,000,000. Management therefore estimates the value per share on that date to be $9.25. Total shares underlying the convertible notes using the conversion rate of $4.92 are 244,106 and the estimated value of those shares at $9.25 per share is $2,257,981. A beneficial conversion feature of $1,056,981 is being accreted to interest expense over the 2 year life of the notes using the interest rate method at an imputed interest rate of 142%.

Event of Default

Under the terms of the note agreement, an event of default means any one of the following events:

•	The Company’s failure to pay to the Holder any amount of principal, interest, or other amounts when due and as due under the note;

•
The Company or subsidiary commences any applicable bankruptcy proceeding, or is adjudicated insolvent or bankrupt, or any order of relief to this effect is entered, or the Company fails to pay any of its debts as they become due, or the Company restructures its debts;

•	The Company or subsidiary defaults in any of its obligations under any other debenture or mortgage, credit agreement or other facility in an amount exceeding $50,000;

•	The Company or its subsidiary shall incur any indebtedness that is pari passu with or senior in priority to the note.

During the time that this note is outstanding, if any event of default has occurred, 150% of the full unpaid principal amounts of this note, together with accrued and unpaid interest, immediately due and payable in cash.

During the continuance of default, the following remedies will be available to the holder:

•	The interest rate on all amounts due to the holder will be 15% per annum from the date of default until full repayment occurs;

•	Within 3 business days after the occurrence of default, the Company shall redeem the note at 150% of the principal amount plus accrued interest;

•
The Company shall issue the holder a warrant, which shall permit the holder to purchase that number of whole shares equal to the principal amount of this note (prior to acceleration) divided by the conversion price.

The Company has complied with the provisions of FASB ASC Topic 470-20-5 Debt with Conversion and Other Options and has calculated the intrinsic value at the date of the note, as the difference between the conversion price and the fair value of the Company’s common stock, multiplied by the number of shares into which the note is convertible. The Company determined that there is no beneficial conversion feature, based on its intrinsic value.

Note 12 – Related Party Transactions

Related parties include shareholders and their immediate families, entities under common ownership with the Company and members of key management personnel and their immediate families. The Company and its subsidiary, in the ordinary course of business, enter into various transactions with related parties. The terms of the transactions would not necessarily be on similar terms had the Company entered into the transactions with third parties.

In 2009 the Company entered into leases for two of its stores in Almaty, Kazakhstan with Andrey V. Novikov, a former director of the Company. The leases have a term of 15 years. Monthly rent is paid at 5% of monthly sales in the respective stores.
In 2009 the Company entered into leases for four of its stores in Almaty, Kazakhstan with LUCH-2, an entity owned by the brother of Edgar Salduzi. Edgar Salduzi is the 100% owner of El Investment Corp., a majority shareholder of the Company. The leases have a term of 15 years. Monthly rent is paid at 5% of monthly sales in the respective stores.

Rent expense under the above leases was approximately $2.8 million and $3.4 million for the years ended December 31, 2010 and 2009, respectively.

Note 13 – Commitments and Contingencies

Kazakhstan Business Environment

Kazakhstan declared independence on December 16, 1991. Since the independence Kazakhstan has pursued a balanced foreign policy and worked to develop its economy. In 2000, Kazakhstan became the first former Soviet republic to repay all of its debt to the International Monetary Fund, 7 years ahead of schedule. An overall macroeconomic stability and series of economic reforms have allowed Kazakhstan to achieve economic growth of around 10 percent annually over the past 10 years. Kazakhstan has a stable relationship with all of its neighbors, and is a member of the United Nations, Organization for Security and Cooperation in Europe, Euro-Atlantic Partnership Council and Organization of the Islamic Conference (OIC), North Atlantic Treaty Organization Partnership for Peace program, Commonwealth of Independent States, the Economic Cooperation Organization and the Shanghai Cooperation Organization. In 2010, Kazakhstan became a member of the Customs Union that also includes Russia and Belarus. Such abovementioned factors demonstrate that the overall internal and foreign policies of Kazakhstan, and the economic and legal development of the country is not expected to inhibit the Company’s ability to continue as a going concern.

Insurance

An overall positive and stable economic outlook provide for a positive long term forecast for the insurance industry in Kazakhstan. Today there are approximately 100 insurance companies operating in the Republic of Kazakhstan. There are three state-owned insurance companies and nine that have foreign participation. Two of the largest insurance companies present in Kazakhstan are AIG and Allianz. As needed, the Company may insure any and all of its assets, transactions, business interruption, and/or third party liability in respect to property or Company’s operations.

Leases

The Company enters into long-term operating leases for its stores and its corporate office in Almaty, Kazakhstan. Terms of the leases are between three and fifteen years. Future minimum lease payments under non-cancelable leases with initial or remaining terms of one year or more as of December 31, 2010 are as follows:

For the Year Ended
December 31, 2010	Amount

2011	$2,368,956
2012	$2,120,905
2013	$1,917,304
2014	$1,784,557
Thereafter	$6,330,691
Total	$17,350,382

Note 14 – Stockholders’ Equity

Effective February 11, 2011 Resource Acquisition Group, Inc. the Company acquired 100% of the stock of  American Retail Group, Inc. a Nevada corporation, ARG, which owns 100% of the stock of  TOO SM Market Retail, («SM Market »), a limited liability company organized under the laws of Kazakhstan which operates a chain of supermarkets in Kazakhstan (the “Reverse Acquisition”). Pursuant to the share exchange agreement, on February 11, 2011, stockholders of American Retail Group, Inc. (“ARG”) transferred 100% of the outstanding shares of ARG held by them, in exchange for an aggregate of 20,000,000 newly issued shares of the Company’s common stock. The shares of common stock of the Company acquired by the stockholders of ARG constitute approximately 96.1% of the Company’s issued and outstanding common stock after giving effect to the share exchange.

American Retail Group, Inc. was incorporated in Las Vegas, Nevada on February 16, 2010. Effective March 10, 2010, ARG consummated a share exchange with the stockholders of SM Market. As a result of the share exchange, ARG acquired all of the outstanding equity of SM Market in exchange for issuance by ARG of 12,000,000 shares of its common stock. The exchange of shares with the SM Market stockholders was accounted for as a reverse acquisition under the acquisition method of accounting, because ARG obtained control over SM Market.

On March 25, 2011, the Company filed Articles of Merger with the Nevada Secretary of State (the “Merger Certificate”) to effectuate a merger of the Company’s wholly owned subsidiary, ARG, with and into the Company pursuant to an Agreement and Plan of Merger dated as of March 9, 2011 by and between the Company and ARG (the “Merger Agreement”). In connection with the merger the name of the Company was changed to American Retail Group, Inc.  The merger became effective on April 1, 2011.

Note 15 – Taxes

Kazakhstan’s tax, currency and customs legislation are subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent developments in the Kazakh taxation environment suggest that the authorities are becoming more active in seeking to enforce, through the Kazakhstan’s court system, interpretations of tax legislation which may be different to authorities’ previous interpretations or practices. Differences and selective interpretations of tax regulations by various government authorities and inconsistent enforcement create further uncertainties in the taxation environment in the Republic of Kazakhstan.

Tax returns together with related documentation, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Fiscal periods remain open to review by the authorities for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods. In addition, in some instances new tax regulations have taken retroactive effect. Additional taxes, penalties and interest which may be material to the position of the taxpayers may be assessed in the Republic of Kazakhstan as a result of such reviews.

On December 10, 2008 a new tax code was adopted, which is effective from January 1, 2009. According to the new tax code, the corporate income tax rate was reduced from 30% to 20% for 2009, 17.5% for 2010 and 15% for 2011. However, due to the experienced economic crisis, the gradual reduction in the tax rate from 20% to 17.5% and 15% was postponed in October, 2009 until 2013. The regular rate of corporate income tax in the Republic of Kazakhstan was 20% in 2009 and 20% in 2010.
Our financial statements contain a liability of $10,589,546 at December 31, 2010 for uncertain tax positions.  This amount represents taxes on taxable income not reported on our tax returns filed in Kazakhstan.  These taxes are nevertheless reflected in our financial statements and have been charged to income in our Statement of Operations.

A reconciliation of the statutory income tax rate and the effective income tax rate for the years ended December 31, 2010, and 2009 is as follows:

	2010	2009

Statutory federal income tax rate	34%	34%
Difference in tax rates	(14%)	(14%)
Addition for permanent differences	-	1%
Effective income tax rate	20%	21%

Calculation of the effective income tax rate for the years ended December 31, 2010, and 2009 is as follows:

	2010	2009
Unrecognized tax benefits	$4,666,140	3,973,571
Income before income tax	23,566,362	19,287,069
Effective income tax rate	$20%	21%
Permanent differences	$(235,662)	$580,786

Uncertain tax positions

Effective July 1, 2007, the Company implemented FASB ASC Topic 740 Income Taxes (“FASB ASC 740”). The Company assesses tax positions in previously filed tax returns or tax positions expected to be taken in future tax returns that are reflected in measuring current or deferred tax assets and liabilities for interim and annual periods, based on the technical merits of the position. The Company applies a “more likely than not” basis (i.e. a likelihood greater than 50%), in accordance with FASB ASC 740-10, and recognizes a tax provision in the financial statements for an uncertain tax position that would not be sustained.

As of December 31, 2010 and 2009, the liability for uncertain tax positions reported on the consolidated balance sheets was $10,589,546 and $5,775,321 respectively and represents taxes on taxable income absent from the Company’s Kazakhstan tax returns.

The following table indicates the changes in the Company’s unrecognized tax benefits for the years ended December 31, 2010 and 2009 included in other current liabilities.

Unrecognized tax benefits	$
Balance, December 31,2008		2,382,339
Additions		3,973,571
Foreign currency translation difference		(580,589))
Balance, December 31,2009		5,775,321
Additions		4,666,140
Foreign currency translation difference		(148,085)
Balance, December 31,2010		10,589,546

All the amounts of unrecognized tax benefits reported affect the Company’s effective tax rate.

Value-added Tax

Value-added tax (“VAT”) was charged at 12% in 2009 and 2010, on purchases made by the Company, and the Company obtains income tax credits for VAT paid in connection with the purchase of capital equipment and other goods and services employed in its operations. The Company is entitled to use the credits against its VAT payable or sales. Sales are recognized net of value-added tax in the accompanying consolidated statements of operations and other comprehensive income for all periods being reported. The Company had $727,371 and $246,274 in VAT credits at December 31, 2010 and December 31, 2009 respectively.

Note 16 – Segment Information

The Company predominantly operates in one single business segment, being grocery retail. The Company’s operations are located in Kazakhstan. Therefore, business activities are subject to the same risks and returns, and are addressed in the consolidated financial statements as one reportable segment.

Note 17 – Acquisitions

Business Combination with Gros Chain of Supermarkets, LLP

On January 1, 2009, pursuant to the terms of the Asset Purchase Agreement dated March 1, 2009, the Company completed its acquisition of Gros Chain of Supermarkets, LLP (“Gros”) through an asset purchase. Pursuant to the terms of the agreement, the Company acquired (a) lease commitments to 40 operating stores, and (b) production and store equipment, for a purchase price and cash consideration made up of two components: (1) 4,900,709,111 KZT or approximately $40 million based on the exchange rate at the time of the transaction, and (2) $60 million. The $60 million component was contributed by Eldorado Invest Company (“Eldorado”). Under the terms of Cooperation Agreement dated February 19, 2008, SM Market was under contractual control of Eldorado according to ASC 810-10-15-8. In connection with the transaction, the Company and Eldorado signed an agreement whereby Eldorado would assist in the expansion of SM Market's retail chain and in transforming SM Market into a public company. Under the terms of the agreement, Eldorado agreed to provide non-repayable financial assistance to SM Market, assist SM Market with finding legal counsel and investment bank with a goal to transform SM Market into a public company, and assist SM Market in formulating a business plan and a financial model. SM Market agreed to accept the recommendations and services of Eldorado, and to issue to Eldorado equity in the company that would serve as a holding company of SM Market and would eventually obtain the status of a public company. Such equity was issued to Eldorado by ARG and was based on the amount contributed by Eldorado towards the purchase price of Gros. Accordingly, the Company recognized the $60 million payment by Eldorado as a contribution of capital in its accompanying statement of stockholders' equity during the year ended December 31, 2009.

The operating results of Gros are included in the accompanying consolidated statements of operations from the acquisition date, which is January 1, 2009 based on the date when control of the Gros store operations was transferred to the Company.

We applied the provisions of FASB ASC 805, “Business Combinations” (“ASC 805”) to account for the acquisition of Gros Chain of Supermarkets, LLP (“Gros”). Values were assigned to assets based on an appraisal report provided by a third party appraiser, which values constitute significant estimates. The appraiser valued identifiable intangible assets and tangible fixed assets using a separate approach for each type of asset. Cost approach using the management accounts of Gros was used for estimating the value of specialized fixed assets; market approach using a basket of comparable retailers worldwide was used for valuation of the assets commonly traded in the market and to test the profitability of assets held by the reporting unit; and income approach using contractual rates and terms in conjunction with market rental rates and pre-tax discount rate of 18.6% was used to estimate the value of intangible assets associated with leasehold contracts. The difference between the acquired assets and the purchase price was recorded as goodwill.

The following table summarizes the fair values of the assets acquired at the exchange rates at the date of acquisition:

Equipment	44,227.534
Below-market leases	3,033,299
Software	292,914
Goodwill	52,446,253

Purchase price	$100,000,000

The acquisition of Gros was part of the Company's strategic growth plan. Below-market leases relate to store leases assumed in connection with the acquisition. The goodwill arose from the excess of the purchase price and represents the value that the Company paid in the ongoing business. Changes in the value of goodwill between January 1, 2009 and September 30, 2010 are due to conversion of the balance from the subsidiary's functional currency to the Company's reporting currency, the changes being recorded through other comprehensive income. The acquisition of Gros allowed the Company to synergize the assets of Gros with its own continuing brand and business.

The following table presents the estimated unaudited pro forma consolidated results as if the business combination occurred as of January 1, 2008. The pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2008:

Net revenue	$317,852,496
Cost of revenue	233,394,971
Gross profit	84,457,525
Income from operations	20,498,738
Net income	$27,000,254

Reverse Acquisition

Effective February 11, 2011 the Company acquired 100% of the stock of ARG, which owns 100% of the stock of SM Market, a limited liability company organized under the laws of Kazakhstan which operates a chain of supermarkets in Kazakhstan (the “Reverse Acquisition”). Pursuant to the share exchange agreement, on February 11, 2011, stockholders of the ARG transferred 100% of the outstanding shares of its common stock held by them, in exchange for an aggregate of 20,000,000 newly issued shares of the Company’s common stock. The shares of the common stock of the Company acquired by the stockholders’ of ARG constitute approximately 96.1% of the Company’s issued and outstanding common stock after giving effect to the share exchange.

As a result of the share exchange described above, the Company became the parent company of ARG which owns 100% of SM Market. The acquisition of ARG was accounted for as a reverse acquisition. ARG is considered the acquirer for accounting and financial reporting purposes.

Effective March 10, 2010, ARG consummated a share exchange with the shareholders of SM Market. As a result of the share exchange, ARG acquired all of the outstanding equity capital of SM Market in exchange for the issuance of 12,000,000 shares of its common stock. The exchange of shares with the SM Market shareholders was accounted for as a reverse acquisition under the acquisition method of accounting, because ARG obtained control over SM Market. Accordingly, the acquisition of the SM Market by ARG was recorded as a recapitalization of SM Market, where SM Market was treated as the continuing entity. The historical financial statements presented are the financial statements of SM Market. The share exchange has been treated as a recapitalization and not as a business combination; therefore, no pro forma information is disclosed. At the date of this transaction, the net liabilities of the legal acquirer (ARG) were $0.

Note 18 – Subsequent Events

The Company has evaluated all subsequent events that occurred up to the time of the Company's issuance of its financial statements.

Note 19 – Inventory

The Company had $35,146,413 and $30,101,652 in inventory at December 31, 2010 and December 31, 2009 respectively. Inventory was classified as current assets.

The following is a summary of inventory:

	Dec. 31, 2010	Dec. 31, 2009
Finished goods ($)	34,328,070	29,097,537
Raw materials ($)	818,343	1,004,115

	35,146,413	30,101,652

SM Market realizes inventories by analyzing an inventory turnover ratio. This ratio is calculated by dividing  the cost of goods sold during the reporting period by the average amount of the inventories of the same period. This ratio indicates how often on average inventories of the company are sold for a certain period of time.

The table below represents the analysis of the ARG inventory turnover for each quarter of 2010:

№		4th quarter of 2010	3rd quarter of 2010	2nd quarter of 2010	1st quarter of 2010
1	The cost of goods sold	56,648,329	27,094,253	31,060,761	39,279,026
2.1	Inventories at the beginning of the period	22,871,308	28,622,299	35,547,852	29,837,775
2.2	Inventories at the end of the period	34,328,070	22,871,308	28,622,299	29,097,537
2	Average amount of inventories	28,599,689	25,746,803	32,085,075	29,467,656
3	Inventory turnover ratio (1) / (2)	1.98	1.05	0.97	1.33

Note 20 – Restricted Net Assets

The Company’s operations are primarily conducted through its Kazakhstan subsidiaries, which may be limited in the amount of dividends that can be paid out of their retained earnings. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X, and are as follows

AMERICAN RETAIL GROUP, INC.
CONDENSED BALANCE SHEETS

	December 31,	December 31,
	2010	2009
ASSETS
Cash and cash equivalents	$514,306	—

Other assets	168,905	—

Investment in subsidiary	109,543,757	—

TOTAL ASSETS	$110,226,968	—

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses$180,246	180,246

Other liabilliies	—	—

Bridge financing	1,180,543	—

TOTAL LIABILITIES	$1,360,789	—

STOCKHOLDERS' EQUITY

Preffered stock	—	—

Common stock	20,000	1,200

Additional paid-in capital	70,069,709	(1,200)

Option	144,019	—

Accumulated other comprehensive loss	(15,671,728)	—

Retained earnings	54,304,179	—

Total stockholders' (deficit)	108,866,180	—
TOTAL LIABILITIES AND
STOCKHOLDERS' (DEFICIT)	110,226,968	—

AMERICAN RETAIL GROUP, INC.
CONDENSED STATEMENT OF OPERATIONS

	Year ended
	December 31, 2010	December 31, 2009

General and administrative expenses	$(780,109)	$—
Other income (expense)	(41,488)	—

Gain (loss) on discontinued operations, net of tax	—	—
Net loss	$(821,957)	$—

AMERICAN RETAIL GROUP, INC.
CONDENSED STATEMENT OF CASH FLOWS

	Year ended
	December 31, 2010	December 31, 2009

Net cash used in operating activities	$(523,524)		$—
Net cash used in investing activities	—		—
	—
Net cash provided by financial activities	$1,037,830	$

Cash and cash equivalents,beginning of the year	—		—

Cash and cash equivalents, end of the year	$514,306		$—

 Resource Acquisition Group, Inc.
and American Retail Group, Inc.
 Pro Forma Combined Financial Statements
(unaudited)

Contents

Page

Pro Forma Combined Financial Statements:

Pro Forma Combined Balance Sheet as of December 31, 2010 (unaudited)	F-28

Pro Forma Combined Statements of Operations for the year ended December 31, 2010 (unaudited)	F-29

Pro Forma Combined Statements of Operations for the year ended December 31, 2009 (unaudited)	F-30

Notes to Pro Forma Combined Financial Statements (unaudited)	F-31

  Resource Acquisition Group, Inc.
and American Retail Group, Inc.
 Pro Forma Combined Balance Sheet
December 31, 2010
(unaudited)

	Resource Acquisition Group, Inc. (1)	American Retail Group, Inc. (2)	Pro forma Adjustments		Pro forma Combined
	(historical)	(historical)
ASSETS
CURRENT ASSETS
Cash & cash equivalents	$10,919	$5,928,192	$-	b	$5,939,111
Accounts receivable	-	4,425,586	-		4,425,586
Advances to suppliers	-	148,397	-		148,397
VAT credits	-	727,371	-		727,371
Inventory	-	35,146,413	-		35,146,413
Other current assets	1,246,431	-	1,246,431

TOTAL CURRENT ASSETS	10,919	47,622,390	-		47,633,309

Property and equipment, net	-	66,833,759	-		66,833,759
Intangible assets, net	-	2,465,063	-		2,465,063
Goodwill	-	44,369,510	-		44,369,510
Equipment advances	387,169	387,169
Debt issue costs	-	88,905	-		88,905

TOTAL ASSETS	$10,919	$161,766,796	$-		$161,777,715

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$16,691	$25,039,291	$-		$25,055,982
Liability for uncertain tax positions	-	10,619,230	-		10,619,230
Line of credit, current	-	3,911,888	-		3,911,888
Loan payable, carrying value, current	-	10,540,000	-		10,540,000
Notes payable, officer	100,000	-	-		100,000

TOTAL CURRENT LIABILITIES	116,691	50,110,409	-		50,227,100

Convertible note payable	-	1,201,000	1,201,000

TOTAL LIABILITIES	116,691	51,311,409	-		51,428,100

STOCKHOLDERS' EQUITY (DEFICIT)	-
Preferred stock	-	-	-		-

Common Stock	802	20,000	20,802

Additional paid in capital	230,712	70,897,100	(337,286)	a	70,790,526

Accumulated other comprehensive income (loss)	-	(14,573,585)	(14,573,585)	a
Retained Earnings (accumulated deficit)	(337,286)	54,111,872	337,286		54,111,872

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(105,772)	110,455,387	-		110,349,615

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$10,919	$161,766,796	$-		$161,777,715

(1) Source: audited financial statements of Resource Acquisition Group, Inc. as of December 31, 2010 included in Form 10K
(2) Source: audited financial statements of American Retail Group, Inc. as of December 31, 2010 included elsewhere in this Form 8K.

See accompanying notes to pro forma combined financial statements

 Resource Acquisition Group, Inc.
and American Retail Group, Inc.
Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2010
 (unaudited)

	Resource Acquisition Group, Inc. (1)	American Retail Group, Inc. (2)	Pro forma Adjustments	Pro forma Combined
	(historical)	(historical)

Net Revenue	$-	$211,043,598	$-	$211,043,598

Cost of Revenue	-	154,082,369	-	154,082,369

Gross Profit	-	56,961,229	-	56,961,229

Operating expenses:
Selling expenses	-	25,659,893	-	25,659,893
General and administrative expenses	32,342	5,155,737	-	5,188,079
Loss on disposal of assets	-	161,847

Total operating expenses	32,342	30,977,477	-	30,847,972

Income (loss) from operations	(32,342)	25,983,752	-	26,113,257

Non-operating income (expense):
Foreign exchange transaction loss/other	31,460	98,893	-	130,353
Interest expense	(11,412)	(1,978,908)	-	(1,990,320)

Total non-operating income (expense):	20,048	(1,880,015)	-	(1,859,967)

Income (loss) before income tax	(12,294)	24,103,737	-	24,091,443

Provision for income taxes	-	4,838,915	-	4,838,915

Net income (loss)	$(12,294)	$19,264,822	-	19,252,528

Earnings (loss) per common share	$(0.12)			$0.93

Weighted average shares outstanding	103,841			20,801,603

(1) Source: audited financial statements of Resource Acquisition Group, Inc. included in Form 10K for the year ended December 31, 2010.
(2) Source: audited financial statements of American Retail Group, Inc. for the year ended December 31, 2010 included elsewhere in this Form 8K.

See accompanying notes to pro forma combined financial statements

Resource Acquisition Group, Inc.
and American Retail Group, Inc.
Notes to Pro Forma Combined
 Financial Statements

NOTE 1 - BASIS OF PRESENTATION

The accompanying pro forma combined balance sheet presents the accounts of Resource Acquisition Group, Inc. (“Resource Acquisition Group”) and American Retail Group, Inc. (“ARG”) as if the acquisition of ARG by Resource Acquisition Group occurred on December 31, 2010. The accompanying pro forma combined statement of operations present the accounts of ARG and Resource Acquisition Group for the year ended December 31, 2010, as if the acquisition occurred on January 1, 2010. For accounting purposes, the transaction is being accounted for as a recapitalization of ARG.

The following adjustments would be required if the acquisition occurred as indicated above:

a.	To eliminate accumulated deficit of Resource Acquisition Group, ARG is deemed to be the accounting acquirer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 20 , 2011

American Retail Group, Inc.

By:	/s/ Soledad Bayazit
Soledad Bayazit
Chief Executive Officer